As filed with the Securities and Exchange Commission on December 28, 2004

File No. 70-10237

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM U-1/A

AMENDMENT NO. 2

AMENDED AND RESTATED

APPLICATION-DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

___________________________________

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

(Name of Company filing this statement and address of principal executive offices)

___________________________________________________________________

Black Hills Corporation*

(Name of Top Registered Holding Company Parent of Each Applicant or Declarant)

___________________________________________________________________

David R. Emery

President and Chief Executive Officer

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

___________________________________________

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Steven J. Helmers

Senior Vice President and General Counsel

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

Michael C. Griffen

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, DC 20004

*Black Hills Corporation will register as a public utility holding company upon the issuance of the Commission’s order with respect to this Application-Declaration.

TABLE OF CONTENTS

PAGE
Item 1.	Glossary of Selected Terms

Description of the Proposed Transactions

A.  Introduction

B.  Description of the Applicants

    1.  Black Hills Corporation

    2.  Black Hills Power

    3.  Black Hills' Non-Utility Subsidiaries

    4.  Black Hills Services

C.  Black Hills' Financial Position

D.  Financing the Black Hills System Following the Registration

    1.  Summary of Financing Authorization Request

    2.  Overview of the Financing Request

    3.  Parameters for Financing Authorization

        a.  Effective Cost of Money

        b.  Maturity of Debt and Final Redemption of Preferred Securities

        c.  Issuance Expenses

        d.  Use of Proceeds

        e.  Financial Condition

    4.  Description of Specific Types of Financing

        a.  External Financing

        b.  Financing Subsidiaries

        c.  Utility Subsidiary Financing

        d.  Non-Utility Subsidiary Financings

        e.  Guarantees and Money Pools

        f.  Changes in Capital Stock of Majority Owned Subsidiaries

        g.  Dividend Reinvestment Plan

        h.  Employee Stock-Based Plans

        i.  Payment of Dividends by Non-Utility Subsidiaries Out of Capital and Unearned Surplus

E.  EWG and FUCO Analysis and Request for Authorization
iii 1 1 2 2 3 4 5 6 7 7 10 12 12 12 13 13 14 15 15 28 30 32 33 47 48 49 52 52

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Item 2. Item 3. Item 4. Item 5. Item 6. Item 7.	1. Rule 53 Standards

    2.   Black Hills' Compliance with Rule 53 Standards

    3.   Black Hills' Rule 53 Undertakings

F.   Request for Additional Investment Authorization

    1.   Development Activities and Administrative Activities

    2.   Acquisition of Additional Energy-Related Assets

    3.   New Intermediate Subsidiaries for Internal Corporate Structuring

    4.   Internal Corporate Reorganizations

    5.   Non-U.S. Energy Related Subsidiaries

G.   Intra-System Service Transactions

    1.   Black Hills Services Company

    2.   Services, Goods, and Assets Involving a Utility Subsidiary

    3.   Non-Utility Subsidiary Transactions

    4.   Existing Affiliate Arrangements and Request for Exemption

    5.   Phase-in of Compliance with Service Company Requirements

H.   Rule 54 Analysis

I.   Certificates of Notification

Fees, Commissions and Expenses

Applicable Statutory Provisions

A.   Applicable Provisions

B.   Compliance with Section 11(b)(1) of the Act

    1.   Single Integrated Utility System

    2.   Retention of Other Businesses

Regulatory Approvals

Procedure

Exhibits and Financial Statements

A.  Exhibits

B.  Financial Statements

Information as to Environmental Effects	52 53 66 67 67 68 72 74 76 78 78 82 84 85 89 90 91 93 93 93 93 94 95 97 97 98 98 98 100

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Glossary of Selected Terms

Act	Public Utility Holding Company Act of 1935, as amended.

Additional Guarantee Limit

Value of Guarantees of Black Hills Corporation and its Subsidiaries in addition to the Existing Guarantees which Black Hills Corporation has requested authority to issue during the Authorization Period

Aggregate Additional Financing Limit

Value of financings of Black Hills Corporation and its Subsidiaries relating to Common Stock, Preferred Stock, Long-Term Debt, and Short-Term Debt, of a value of $1 billion, subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary, in addition to the Existing Financings which Black Hills Corporation has requested authority to issue during the Authorization Period

Aggregate EWG/FUCO Investment Limit	Value of investments by Black Hills Corporation and its Subsidiaries in EWGs and FUCOs during the Authorization Period for which Black Hills Corporation and its Subsidiaries have requested authority

Applicants	Black Hills Corporation and its Subsidiaries

Authorization Period	Period beginning with the effective date of an order issued pursuant to this Application and continuing to and including December 31, 2007

Black Hills	Black Hills Corporation

Black Hills Energy	Black Hills Energy, Inc., an existing Non-Utility Subsidiary of Black Hills Corporation

Black Hills FiberCom	Black Hills FiberCom, LLC, an existing Non-Utility Subsidiary of Black Hills Corporation

Black Hills Power	Black Hills Power, Inc., an existing Utility Subsidiary of Black Hills Corporation

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Black Hills Services	Black Hills Services Company, Inc.

Black Hills System	The holding company system comprised of Black Hills Corporation and its Subsidiaries

Commission	Securities and Exchange Commission

Common Stock

Common stock of Black Hills Corporation, par value $1.00 per share, denominated as “common stock” and including, unless the context indicates otherwise, outstanding options, warrants, and other stock purchase rights exercisable for such common stock, but not Preferred Stock of Black Hills Corporation that is convertible into such common stock prior to such conversion

Energy-Related Assets

Non-utility energy assets that are incidental and related to Black Hills Corporations’ business as an electricity and energy commodities marketer and broker or other energy-related businesses. Energy-Related Assets include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and transportation and storage facilities, gas or coal reserves, electric metering and customer electric equipment and associated facilities, and other physical assets that are incidental to and reasonably necessary in the day-to-day conduct of energy marketing, brokering and trading operations or other energy-related businesses.

ETC	Exempt Telecommunications Company

EWG	Exempt Wholesale Generator

Existing Financings	The financing arrangements and debt issuances of Black Hills Corporation and its Subsidiaries identified in Exhibit I-2

Existing Guarantees	The Guarantees of Black Hills Corporation and its Subsidiaries identified in Exhibit I-2

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Existing Short-Term Debt	The Short-Term Debt of Black Hills Corporation identified in Exhibit I-2

FERC	Federal Energy Regulatory Commission

Financing Subsidiaries

Corporations, trusts, partnerships, limited liability companies, or other entities that are Subsidiaries of Black Hills Corporation created specifically for the purpose of facilitating the financing of authorized and exempt activities of Black Hills Corporation and its Subsidiaries

FUCO	Foreign Utility Company

Guarantees	Commitments by Black Hills Corporation and its Subsidiaries to guarantee performance by a subsidiary or affiliate or other forms of credit support

Intermediate Subsidiaries

Corporations, trusts, partnerships, limited liability companies, or other entities which would be created and organized by Black Hills Corporation exclusively for the purpose of acquiring, holding, and/or financing or facilitating the acquisition or disposition of Permitted Non-Utility Investments

Long-Term Debt	Unsecured long-term debt securities of Black Hills Corporation, comprised of unsecured notes and debentures and other forms of unsecured indebtedness having maturities of one year or longer

Money Pool	Pool of money administered by Black Hills Services Company, Inc., used to make unsecured short-term financings to associate companies in the Black Hills System

Montana Commission	The Montana Public Service Commission

Non-Utility Money Pool	Money Pool used to used to make unsecured short-term financings to Non-Utility Subsidiaries in the Black Hills System

Non-Utility Subsidiaries	The subsidiaries of Black Hills Corporation which are not public utility companies and do not own or

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operate utility assets within the meaning of Sections 2(a)(3), 2(a)(4), 2(a)(5), and 2(a)(18) of the Act

Permitted Non-Utility Investments

Investments by Black Hills Corporation and its Subsidiaries in EWGs, FUCOs, ETCs, Rule 58 companies, Energy-Related Assets, Intermediate Subsidiaries, and other non-Utility businesses which the Commission authorizes Black Hills Corporation to retain or acquire during the Authorization Period

Preferred Securities

Preferred Stock of Black Hills Corporation or other types of preferred securities of Black Hills Corporation, including trust-preferred securities, monthly income preferred securities, and equity-linked securities

Preferred Stock

Stock of Black Hills Corporation denominated as “preferred stock” and having preference rights with respect to payment of dividends and other benefits, which may include, in certain circumstances, the right of conversion into Common Stock

QF	Qualifying Facility

Services Agreements	Services agreements between Black Hills Services and Black Hills Corporations’ Utility Subsidiaries and Non-Utility Subsidiaries

Short-Term Debt	Unsecured debt securities of Black Hills Corporation, comprised of commercial paper, unsecured promissory notes, and other forms of unsecured indebtedness having maturities of less than one year

South Dakota Commission	The South Dakota Public Utilities Commission

State Commissions	The South Dakota Commission, the Wyoming Commission, and the Montana Commission.

Subsidiary Common Stock

Common stock of any Black Hills Corporation Subsidiary, denominated as “common stock” and including, unless the context indicates otherwise, outstanding options, warrants, and other stock purchase rights exercisable for such common stock, but not Preferred Stock of Black Hills Corporation

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that is convertible into such Subsidiary’s common stock prior to such conversion

Subsidiary Long-Term Debt	Debt securities of any Black Hills Corporation Subsidiary, comprised of notes and debentures and other forms of indebtedness having maturities of one year or longer

Subsidiary Preferred Securities

Preferred Stock of any Black Hills Corporation Subsidiary or other types of preferred securities of a Black Hills Corporation Subsidiary, including trust-preferred securities, monthly income preferred securities, and equity-linked securities

Subsidiary Short-Term Debt	Debt securities of any Black Hills Corporation Subsidiary, comprised of commercial paper, promissory notes, and other forms of indebtedness having maturities of less than one year

Utility Money Pool	Money Pool used to used to make unsecured short-term financings to Utility Subsidiaries in the Black Hills System

Utility Subsidiary

Black Hills Power, the subsidiary of Black Hills Corporation which is a public utility company and which owns or operates utility assets within the meaning of Sections 2(a)(3), 2(a)(4), 2(a)(5), and 2(a)(18) of the Act

Wyoming Commission	The Wyoming Public Service Commission

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The Application/Declaration filed in this proceeding on July 19, 2004, and the Amended and Restated Application/Declaration filed in this proceeding on November 1, 2004, are hereby amended and restated in their entirety to read as follows.

Item 1.	Description of the Proposed Transactions

A.	Introduction

In this Application-Declaration (“Application”), Black Hills Corporation (“Black Hills”) is seeking the authorizations and approvals required under the Public Utility Holding Company Act of 1935, as amended (the “Act”), from the Securities and Exchange Commission (“SEC” or “Commission”) in connection with the internal restructuring of various functions and activities within Black Hills to enable Black Hills and its Subsidiaries1 (collectively, “Applicants”) to operate as a registered holding company system and engage in ongoing financing and investment activities, intra-system services, and other transactions following the registration of Black Hills as a public utility holding company under the Act. Upon the issuance of the Commission’s order with respect to this Application, Black Hills will register with the Commission as a public utility holding company under Section 5 of the Act.

Black Hills currently has one electric utility company Subsidiary, Black Hills Power, Inc. (“Black Hills Power”), which is engaged in the generation, transmission, distribution, and sale of electricity to customers in South Dakota, Wyoming, and Montana, and the wholesale sale of power in the western United States. Black Hills proposes to become a registered holding company because of the dramatic changes that are occurring in the electric utility industry in the western United States (particularly the emergence of unregulated competitive generators), the growth of Black Hills Power’s wholesale power marketing activities in the western Unites States,

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1.	Black Hills’ Subsidiaries are each of the companies identified in Exhibit I-1.

and the unique opportunities that currently exist to expand Black Hills’ utility business in South Dakota and neighboring states. Registration as a holding company will enable Black Hills to continue to develop competitive generation projects, expand its successful power marketing operations, and pursue these additional growth opportunities in the utility business while preserving the benefits of a holding company structure.2

B.	Description of the Applicants
	1.	Black Hills Corporation

Black Hills is a South Dakota corporation with its principal executive offices located at 625 Ninth Street, Rapid City, South Dakota 57701. Black Hills is an integrated energy company with three principal Subsidiaries engaged in three major lines of business:

(i)	Black Hills Power, a regulated electric utility company;

(ii)

Black Hills Energy, Inc. (“Black Hills Energy”), an unregulated Subsidiary engaged through its Subsidiaries in the development, ownership, and operation of exempt wholesale generators (“EWGs”) and qualifying facilities (“QFs”), the production, transportation and marketing of natural gas, oil, coal, and other energy commodities, power marketing and other energy-related activities; and

(iii)

Black Hills FiberCom, LLC (“Black Hills FiberCom”), an unregulated Subsidiary engaged in telecommunications activities which has applied to the Federal Communications Commission (“FCC”) for a determination that it is an exempt telecommunications company (“ETC”).

Black Hills is currently a public utility holding company within the meaning of the Act. In past years, Black Hills has made annual filings on Form U-3A-2 pursuant to Rule 2 of the Commission’s regulations claiming an intrastate exemption under Section 3(a)(1) of the Act.

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2.          Black Hills has entered into an agreement with Xcel Energy, Inc. to acquire all of the outstanding voting securities of Cheyenne, Light Fuel and Power Company (“CLF&P”), a combination retail electric and gas utility serving customers exclusively in Wyoming. Black Hills submitted a separate Application-Declaration (the “Acquisition U-1”) to the Commission on October 14, 2004, seeking approval of this acquisition under the Act. File No. 70-10255.

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2.	Black Hills Power

Black Hills Power is a South Dakota corporation with its principal office in Rapid City, South Dakota. Black Hills Power is engaged in the generation, transmission, distribution, and sale of electricity to approximately 60,000 retail customers in eleven counties throughout a 9,300 square mile service territory comprising portions of western South Dakota, eastern Wyoming and southern Montana.3 Black Hills Power also sells bundled capacity and energy service to the municipal electric system of the City of Gillette, Wyoming, and wholesale capacity and energy to other wholesale customers under its market-based rate wholesale power sales tariff on file with the Federal Energy Regulatory Commission (“FERC”). Black Hills Power owns generating facilities located in its South Dakota service area and in Wyoming’s Powder River Basin, just west of Black Hills Power’s service territory.

Black Hills Power owns and operates a small transmission system of 230 kV and smaller transmission facilities located in southwest South Dakota and northeast Wyoming, with a 69 kV distribution extension into southeast Montana. Black Hills Power’s transmission system totals 2,195 miles of transmission facilities. Black Hills Power provides transmission service over its system under a joint open access transmission tariff on file with FERC in Docket No. ER03-1354-000 (the “Black Hills Power Joint Tariff”).4 Black Hills Power shares an ownership interest with Basin Electric Power Cooperative in a new 200-MW capacity AC/DC/AC converter tie facility located at Rapid City, South Dakota (the “Rapid City Tie”), that interconnects the Western and Eastern electric grids. Transmission service over the Rapid City Tie is available

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3.          The majority of Black Hills Power’s customers are in South Dakota. Black Hills Power serves only approximately 2,500 customers in Wyoming, and it served only 34 retail customers in Montana in 2003.

4.          The Black Hills Power Joint Tariff governs the provision of transmission service on the combined transmission systems of Black Hills Power and the neighboring transmission systems of Basin Electric Power Cooperative and Powder River Energy Corporation.

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under the Black Hills Power Joint Tariff. Because of its system’s isolated location, Black Hills Power provides transmission service to only a small number of third-party customers.5

Black Hills Power is subject to regulation as a public utility under the public utility laws of the states of South Dakota, Wyoming, and Montana with respect to retail electric rates and charges and the issuance of most of its securities.6 Black Hills Power is also subject to regulation by FERC pursuant to the Federal Power Act with respect to the classification of accounts, rates for wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements, and acquisitions and sales of certain utility properties. Black Hills Power has been subject to a retail rate freeze in South Dakota since August 1, 1995. Black Hills Power’s retail rate freeze will expire at the end of 2004, but absent Black Hills Power’s request of a rate increase from the South Dakota Commission or other action by the South Dakota Commission, its rate freeze will continue indefinitely.

3.	Black Hills’ Non-Utility Subsidiaries

Black Hills directly or indirectly owns the interests in the Non-Utility Subsidiary companies identified and described in Exhibit I-1 hereto. These Non-Utility Subsidiary companies are all primarily engaged in utility-related, energy-related, or telecommunications activities. The Black Hills Energy companies are primarily engaged in the development, ownership, and operation of EWGs and QFs, the production, transportation and/or marketing of natural gas, oil, coal, and other energy commodities, power marketing and other energy-related activities. Black Hills FiberCom, an indirect Subsidiary of Black Hills Energy, is engaged in telecommunications activities.

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5.          Maps of the electric service area and transmission system of Black Hills Power are provided as Exhibit E-1.

6.          Black Hills Power is regulated by the South Dakota Commission, the Wyoming Commission, and the Montana Commission, each as defined in the Glossary of Selected Terms.

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As described in detail in Item 3.B.2 of this Application, the non-utility operations of Black Hills will qualify as additional businesses of Black Hills under the Act pursuant to Rule 58 or otherwise. Black Hills requests that its existing investments in “energy-related” businesses and “energy-related” assets be disregarded for purposes of calculating the dollar limitation upon investments in energy-related companies under Rule 58.7 Black Hills further requests that it be permitted to retain all of its existing investments in EWGs and ETCs.8

4.	Black Hills Services

Upon registration as a public utility holding company, Black Hills will form Black Hills Services Company, Inc. (“Black Hills Services”), to serve as a services company for Black Hills Power and Black Hills’ other Subsidiaries following the transition period discussed in Section 1.G.5. Black Hills Services will provide centralized services, such as accounting, financial, human resources, information technology, and legal services to other companies in the Black Hills System. Black Hills Services will enter into service agreements with Black Hills’ Utility

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7.          See Alliant Energy Corporation, Holding Company Act Release No. 35-27448 (Oct. 3, 2001); Progress Energy, Inc., Holding Company Act Release No. 35-27623 (May 5, 2003); Progress Energy, Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000); Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000); SCANA Corporation, Holding Company Act Release No. 35-27133 (Feb. 9, 2000); New Century Energies, Inc., Holding Company Act Release No. 35-26748 (Aug. 1, 1997).

8.          Black Hills’ compliance with Rule 53 and request for additional authority to invest in EWGs is discussed in greater detail in Item 1.E of this Application. On August 2, 2004, Black Hills FiberCom submitted applications to the FCC requesting a determination of ETC status. Two other Black Hills subsidiaries, BHFC Publishing LLC (“BHFC Publishing”) and Black Hills Publishing Montana LLC (“Black Hills Publishing Montana”), each of which is engaged in telecommunications activities, also applied to the FCC for ETC determinations on August 2, 2004. The FCC has not yet acted on the applications. To the extent such ETC determinations are not completed prior to the entry by the Commission of an order with respect to this Application, Black Hills requests that the Commission reserve its jurisdiction over Black Hills FiberCom, BHFC Publishing, and Black Hills Publishing Montana until Black Hills makes a filing advising the Commission’s of the FCC’s determinations. A list of all of Black Hills’ non-utility businesses and the basis for their retention is contained in Exhibit I-1 hereto.

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Subsidiaries and Non-Utility Subsidiaries (the “Services Agreements”) consistent with the forms of Services Agreement submitted with this Application.9 As discussed in greater detail in Item 1.G of this Application, Black Hills seeks certain exemptions from or waiver of the Commission’s rules regarding the provision of service at cost to certain affiliates of Black Hills.

C.	Black Hills’ Financial Position

As of the close of business on September 30, 2004, there were 32,469,000 shares of Black Hills Common Stock10 issued and outstanding. Black Hills’ total assets as of September 30, 2004, were $2,031,535,000, consisting of $480,998,000 in total electric utility assets and $1,550,537,000 in other corporate assets. For the nine months ended September 30, 2004, Black Hills Power had electric utility revenues of $129,377,000. For the year ended December 31, 2003, Black Hills Power had electric utility revenues of $171,019,000.

Black Hills is a financially strong company which has demonstrated consistent financial performance. Black Hills has provided its shareholders with 34 consecutive years of dividend increases. Black Hills shareholders’ total return over the past five years has exceeded the total return on the S&P 500 Index and has exceeded the total return on the EEI Investor Owned Electric Index.

At September 30, 2004, Black Hills had $80 million in cash on hand and its common equity-to-total capitalization ratio was 47.5%. Black Hills has investment grade ratings from both major rating agencies (Baa3 from Moody’s and BBB- from Standard & Poor’s). Additional

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9.          The forms of Black Hills Services’ Services Agreements for Black Hills Utility and Non-Utility Subsidiaries are provided as Exhibit B-2.

10.         The term “Common Stock” is defined in the Glossary of Defined Terms (“Glossary”). The number of shares of Common Stock issued and outstanding as of September 30, 2004, does not include options, warrants, and other stock purchase rights exercisable for such common stock, nor shares of Preferred Stock, as that term is defined in the Glossary, convertible into Common Stock.

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details concerning Black Hills’ financial position are provided in Item 1.D and Exhibits H-1, H-3, H-4, and H-5.11

D.	Financing the Black Hills System Following the Registration
	1.	Summary of Financing Authorization Request

This Application seeks the authorization and approval of the Commission with respect to ongoing financing activities, the provision of intra-system services and guarantees, and other matters pertaining to Black Hills and its Subsidiaries following the registration of Black Hills as a holding company. In order to ensure that the Black Hills System is able to meet its capital requirements immediately following registration and plan its future financing, Black Hills and its Subsidiaries hereby request authorization for the following financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing to and including December 31, 2007 (the “Authorization Period”).

Overall Financing Authority. Black Hills and its Subsidiaries currently have existing financing arrangements and debt issuances, each as identified in Exhibit I-2 (“Existing Financings”), in the total amount of up to $1.524 billion, comprised of $798.0 million in Utility and Non-Utility debt financing arrangements, up to $350 million in Short-Term Debt,12 and $376.2 million in guarantees and other forms of credit support (“Guarantees”), all as described below. Black Hills requests the Commission to approve the retention and refinancing of the Existing Financings.

Black Hills also requests the Commission to approve a financing request for the issuance of up to an additional $1 billion in securities of Black Hills and its Subsidiaries outstanding at

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11.         Black Hills’ Annual Report on Form 10-K for 2003, and its three most recent Quarterly Reports on Form 10-Q, are incorporated as Exhibits H-1, H-3, H-4, and H-5 to this Application.

12.	The term “Short-Term Debt” is defined in the Glossary.

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any time (the “Aggregate Additional Financing Limit”), subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary. Black Hills and its Subsidiaries seek to issue, up to the Aggregate Additional Financing Limit, Common Stock, Preferred Securities,13 Long-Term Debt,14 Short-Term Debt (each by Black Hills) and Subsidiary Common Stock, Subsidiary Preferred Securities, Subsidiary Long-Term Debt, and Subsidiary Short-Term Debt.15

Finally, Black Hills also requests the Commission to specifically approve, separate and apart from the Existing Financings and the Aggregate Additional Financing Limit, the retention by Black Hills of its existing Short-Term Debt, and also approve Black Hills’ refinancings of its existing Short-Term Debt, in an amount of up to $350 million outstanding at any time (“Existing Short-Term Debt”). Black Hills has existing revolving credit facilities in place that permit it to make short-term borrowings of up to $350 million at any one time, although Black Hills has not drawn down the full amount of its facilities at any one time. For the avoidance of doubt, Black Hills specifically requests that it be permitted to retain and refinance its Existing Short-Term Debt in the amount of $350 million so that Black Hills may maintain its existing revolving credit facilities in place and refinance them in the normal course of business. Black Hills’ Existing Short-Term Debt is identified in Exhibit I-2.

The details of Black Hills’ and its Subsidiaries’ Existing Financings are set forth in Exhibit I-2.

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13.	The terms “Preferred Securities” and “Preferred Stock” are defined in the Glossary.
14.	The term “Long-Term Debt” is defined in the Glossary.

15.         The terms “Subsidiary Common Stock”, “Subsidiary Preferred Securities”, “Subsidiary Long-Term Debt”, and “Subsidiary Short-Term Debt” are defined in the Glossary.

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Guarantees. Black Hills and its Subsidiaries currently have existing Guarantees comprised of (a) $186.2 million in intra-system Guarantees by Black Hills or by a Black Hills Subsidiary in favor of Black Hills’ Subsidiaries which were outstanding at September 30, 2004, to support the general operations of Black Hills’ Subsidiaries, and (b) $190 million in credit support currently available under existing letter of credit facilities held by certain Subsidiaries (together, the “Existing Guarantees”), as detailed in Exhibit I-2. Black Hills requests the Commission to approve the retention by Black Hills and its Subsidiaries of the Existing Guarantees, and also to permit the refinancing or reissuance of the Existing Guarantees by Black Hills and its Subsidiaries.

Black Hills also requests the Commission to approve the issuance by Black Hills and its Subsidiaries of additional Guarantees in an aggregate amount not to exceed $400 million outstanding at any time in exposure as more fully described below (“Additional Guarantee Limit”).

Money Pool. Black Hills requests the authorization and approval of the Commission under other sections of the Act and applicable rules and regulations of the Commission promulgated thereunder with respect to the formation and operation of a utility money pool (“Utility Money Pool”) and a non-utility (“Non-Utility Money Pool”) (collectively, “Money Pools”). Black Hills intends to form and operate the Money Pools if authorized to do so by the Commission.16

Issuance of Common Stock Under Various Plans. Black Hills requests that the Commission approve the issuance of 2.7 million additional shares of Common Stock under

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16.	Black Hills commits to form and operate the Money Pools not later than July 1, 2005.

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dividend reinvestment and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act, all as more specifically described below.

2.	Overview of the Financing Request

Black Hills and its Subsidiaries request authorization to engage in the financing transactions described in this Item 1.D during the Authorization Period. Black Hills and its Subsidiaries request approval of the following:

(a)	Retention and refinancing of the Existing Financings of Black Hills and its Subsidiaries ($1.524 billion) (as described in Exhibit I-2);

(b)

Issuance of additional financings by Black Hills and its Subsidiaries up to the Aggregate Additional Financing Limit ($1 billion subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary);

(c)	Retention and refinancing of Black Hills’ Existing Short-Term Debt ($350 million) (as described in Exhibit I-2);

(d)	Retention and refinancing or reissuance of the Existing Guarantees by Black Hills and its Subsidiaries ($376.2 million) (as described in Exhibit I-2); and

(e)	Issuance of additional Guarantees by Black Hills and its Subsidiaries up to the Additional Guarantee Limit ($400 million).

The approval of these financing requests will provide Black Hills and its Subsidiaries with the flexibility that will enable them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders. Approval of Black Hills’ financing requests will be consistent with existing Commission

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precedent, both for newly registered holding company systems17 and holding company systems that have been registered for a longer period of time.18

The financing authorizations requested herein are related to:
(a)

(i) issuances by Black Hills of Common Stock and Preferred Securities, Long-Term Debt, and Short-Term Debt; (ii) issuances by Black Hills’ Subsidiaries of common stock and preferred securities, long-term debt, and short-term debt; (iii) issuance by Black Hills and its Subsidiaries of Guarantees to support the operations of Black Hills’ Subsidiaries; and (iv) entering into transactions by Black Hills and its Subsidiaries to manage interest rate risk (“Hedging Transactions”);[19]

(b)	issuance of securities and Guarantees and entering into Hedging Transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52;

(c)	issuance by Non-Utility Subsidiaries of securities and authority to enter into Hedging Transactions which are not exempt pursuant to Rule 52;

(d)	the establishment of a Utility Money Pool and a Non-Utility Money Pool and the issuance of intra-system Guarantees by Black Hills and the Non-Utility Subsidiaries on behalf of the Subsidiaries;

(e)	the continuation or restructuring of existing intra-system debt and Guarantees of a value not to exceed the value of existing intra-system debt and Guarantees identified in Exhibit I-2;

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17.         See, e.g., New Century Energies, Inc., Holding Company Act Release No. 35-26750 (Aug. 1, 1997); Ameren Corporation, Holding Company Act Release No. 35-26809 (Dec. 30, 1997); Conectiv, Inc., Holding Company Act Release No. 35-26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Company Act Release No. 35-27112 (Dec. 15, 1999); and SCANA Corporation, Holding Company Act Release No. 35-27135 (Feb. 14, 2000).

18.         See, e.g., The Columbia Gas System, Inc., Holding Company Act Release No. 35-26634 (Dec. 23, 1996); Gulf States Utilities Company, Holding Company Act Release No. 35-26451 (Jan. 16, 1996).

19.         “Hedging Transactions” include only those transactions related to financing activities. Engaging in futures and other commodity related risk management by Black Hills and its Subsidiaries constitute part of their normal business activities and as such do not require Commission approval. See Southern Energy, Inc., Holding Company Act Release No. 35-27020 (May 13, 1999); Entergy Corporation, Holding Company Act Release No. 35-26812 (Jan. 6, 1998); New Century Energies, Holding Company Act Release No. 35-26748 (Aug. 1, 1997); National Fuel Gas Company, Holding Company Act Release No. 35-2666 (Feb. 12, 1997).

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(f)

the ability of wholly-owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company, with a reservation of jurisdiction requested with respect to alterations of capital stock of partially-owned subsidiaries; and

(g)

the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to an order issued with respect to this Application or pursuant to applicable exemptions under the Act, including intra-system Guarantees of such securities and the retention of existing financing entities.

3.	Parameters for Financing Authorization

Black Hills and its Subsidiaries request authorization herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

a.	Effective Cost of Money

The effective cost of capital on Black Hills’ Long-Term Debt, Preferred Securities, and Short-Term Debt and Black Hills’ Subsidiaries’ long-term debt, preferred securities, and short-term debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided, that, in no event will the effective cost of capital: (1) on any series of Long-Term Debt, Preferred Securities, long-term debt, or preferred securities, exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of the series; and (2) on Short-Term Debt or short-term debt, exceed 300 basis points over the London Interbank Offered Rate (“LIBOR”) for maturities of less than one year.20

b.	Maturity of Debt and Final Redemption of Preferred Securities

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20.	See Ameren Corporation, et al., Holding Company Release No. 35-27860 (June 18, 2004).

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The maturity of indebtedness will not exceed 50 years. All Preferred Securities and preferred securities will be redeemed no later than 50 years after the issuance thereof.

c.	Issuance Expenses

The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the activities and transactions described in this Application (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

d.	Use of Proceeds

The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including:

•	the financing, in part, of the capital expenditures of the Black Hills System;

•	the financing of working capital requirements of the Black Hills System;

•	the acquisition, retirement or redemption pursuant to Rule 42 of the securities previously issued by Black Hills and its Subsidiaries without the need for prior Commission approval; and

•

other lawful purposes, including direct or indirect investment in companies authorized under this Application, including Rule 58 companies, EWGs, foreign utility companies (“FUCOs”), exempt telecommunications companies (“ETCs”), and other subsidiaries approved by the Commission.[21]

Black Hills represents that no such financing proceeds will be used to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

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21.         Black Hills intends to make additional investments in EWGs and FUCOs during the Authorization Period. Accordingly, Rules 53 and 54 apply to this Application. Compliance with these Rules is addressed in Items 1.E and 1.H.

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e.	Financial Condition

Black Hills and its Subsidiaries are financially sound. Black Hills’ investment grade ratings are based on its strong balance sheet, strong cash flows, and other factors. As of September 30, 2004, the consolidated common equity of Black Hills was 47.5% of total consolidated capitalization (all common stock equity (comprised of common stock, additional paid-in capital, retained earnings, and treasury stock), minority interests, preferred stock, preferred securities, equity-linked securities, long-term and short-term debt, and current maturities on long-term debt). Black Hills commits that it will maintain its common equity, as reflected in the most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, at or above 30% of capitalization.

In addition, Black Hills commits that it will maintain at least at an investment grade senior debt rating by at least one nationally-recognized rating agency at all times during the Authorization Period.22 Specifically, Black Hills represents that apart from securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorizations to be granted by the Commission pursuant to this Application, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer, that are rated, are rated investment grade; and (iii) all outstanding securities of any registered holding company in the Black Hills System, that are rated, are rated investment grade (“Investment Grade Condition”). For purposes of this Investment Grade Condition, a security will be deemed to be rated “investment grade” if they are rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under

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22.	See Ameren Corporation, et al., Holding Company Release No. 35-27860 (June 18, 2004).

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the Securities Exchange Act of 1934, as amended. The Investment Grade Condition ratings test will not apply to any issuance of common stock. Black Hills requests that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Black Hills further requests that the Commission reserve jurisdiction over the issuance of any Guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

To the extent necessary, Black Hills and its Subsidiaries request that the Commission reserve jurisdiction over the approval sought in this paragraph pending completion of the record.

4.	Description of Specific Types of Financing
	a.	External Financing

Black Hills requests authorization to obtain funds externally through sales of Common Stock, Preferred Securities, Long-Term Debt, and Short-Term Debt. With respect to Common Stock, Black Hills also requests authority to issue Common Stock to third parties in consideration for the acquisition by Black Hills or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58, Sections 32, 33, or 34 of the Act, or the Commission order issued with respect to this Application. In addition, Black Hills seeks the flexibility to enter into certain Hedging Transactions to manage interest rate risk and for other lawful purposes.

To the extent that such issuances and sales are not exempt under Rule 52, Black Hills’ Subsidiaries request authorization to obtain funds externally through sales of Subsidiary Common Stock, Subsidiary Preferred Securities, Subsidiary Long-Term Debt, and Subsidiary Short-Term Debt, and to enter into certain Hedging Transactions to manage interest rate risk and for other lawful purposes.

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(1)	Common Stock

Black Hills is authorized under its articles of incorporation to issue 100,000,000 shares of Common Stock ($1 par value). As of September 30, 2004, Black Hills had 32,469,000 shares of issued and outstanding Common Stock.23 The aggregate amount of additional financing obtained by Black Hills and its Subsidiaries during the Authorization Period from the issuance and sale of Common Stock and Subsidiary Common Stock (other than for employee benefits plans or stock purchase and dividend reinvestment plans, as discussed below), when combined with Long-Term Debt, Short-Term Debt, Preferred Securities, Subsidiary Short-Term Debt, Subsidiary Long-Term Debt, and Subsidiary Preferred Securities (and excluding the refinancing of the Existing Financings, the Existing Guarantees, and additional Guarantees up to the Additional Guarantee Limit) issued and then outstanding, each as described in this section, shall not exceed the $1 billion Aggregate Additional Financing Limit (subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary) for the uses set forth in Item 1.D.3.d. Common Stock and Subsidiary Common Stock issued in any of the circumstances described below relating to acquisitions of companies shall be valued, for purposes of determining compliance with the aggregate financing limitation set out herein, at its market value as of the date of issuance (or if appropriate at the date of a binding contract providing for the issuance thereof).

i.	General

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23.         The number of shares of Common Stock issued and outstanding as of September 30, 2004, does not include options, warrants, and other stock purchase rights exercisable for such common stock nor shares of Preferred Stock, as that term is defined in the Glossary, convertible into Common Stock.

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Subject to the foregoing, Black Hills may issue and sell Common Stock (including options, warrants, and other stock purchase rights exercisable for Common Stock). Black Hills may also buy back shares of such Common Stock or such options, warrants, and other stock purchase rights during the Authorization Period in accordance with Rule 42.

Black Hills’ Common Stock financings may be effected pursuant to underwriting agreements of a type customary in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

Black Hills may sell Common Stock covered by this Application in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others through its employee benefit plans to stock purchase and divided reinvestment plans. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Black Hills) or directly by one or more underwriters acting alone. The securities may be sold directly by Black Hills or through agents designated by Black Hills from time to time. If dealers are utilized in the sale of any of the securities, Black

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Hills will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Black Hills may grant the underwriters thereof a “green shoe” option permitting the purchase from Black Hills at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

To the extent that such issuances and sales are not exempt under Rule 52, Black Hills’ Subsidiaries also request authorization to issue and sell Subsidiary Common Stock (including options, warrants, and other stock purchase rights exercisable for Subsidiary Common Stock) subject to the same conditions as described for Black Hills’ issuance and sale of Common Stock.

ii.	Acquisitions

Under Rule 58, Sections 32, 33, and 34 of the Act, and the Commission order issued with respect to this Application, Black Hills and its Subsidiaries are or will be authorized to acquire securities of companies engaged in functionally related businesses, “energy-related” businesses as described in Rule 58, EWGs, FUCOs, and ETCs and to acquire certain “energy-related” assets associated with energy-related businesses. Black Hills and its Subsidiaries may issue Common Stock or Subsidiary Common Stock or options, warrants, and other stock purchase rights exercisable for Common Stock or Subsidiary Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized pursuant to the activities cited above or in a separate proceeding.24

(2)	Preferred Securities

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24.         The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See, e.g., SCANA Corp., Holding Company Act Release No. 35-27135 (Feb. 14, 2000).

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Black Hills is authorized under its articles of incorporation to issue 25,000,000 shares of Preferred Stock (no par value), of which 21,500 shares have been designated as the No Par Preferred Stock Series 2000-A. As of September 30, 2004, 6,839 shares of the Series 2000-A had been issued and are outstanding. The Preferred Stock issued is non-voting, cumulative, no par stock with a dividend rate equal to one percent per annum per share, computed on the basis of $1,000 per share plus an amount equal to any dividend declared payable with respect to the Common Stock, multiplied by the number of shares of Common Stock into which each share of Preferred Stock is convertible. Black Hills may redeem the Preferred Stock in whole or in part, at any time solely at its option. The redemption price per share for the Preferred Stock shall be $1,000 per share plus all accrued and unpaid dividends. Each share of the Preferred Stock is convertible at the option of the holder into Common Stock at any time prior to July 7, 2005, and automatically converted into Common Stock on July 7, 2005. Each share of Preferred Stock is convertible into 28.57 shares of Common Stock. If Black Hills delivers a notice of redemption, the Preferred Stock holder has the right to convert the shares into shares of Common Stock not later than three business days prior to the date fixed for redemption. However, the conversion price shall be adjusted to equal the lesser of (i) the conversion price then in effect, and (ii) the current market price on the redemption notice date.

Black Hills seeks to have the flexibility to issue additional shares of its authorized Preferred Securities directly, or to issue shares of Subsidiary Preferred Securities indirectly, through one or more special-purpose Financing Subsidiaries25 organized by Black Hills for the same purposes described above with respect to Common Stock issuances, including, specifically, trust preferred securities, or monthly income preferred securities, and to issue equity linked

_________________________

25.	The term “Financing Subsidiaries” is defined in the Glossary.

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securities, including units consisting of a combination of incorporated options, warrants and/or forward equity purchase contracts with debt, preferred stock, or Preferred Securities (“Equity Linked Securities”). Equity Linked Securities will be exercisable or exchangeable for or convertible, either mandatorily or at the option of the holder, into common stock or indebtedness or allow the holder to surrender to the issuer or apply the value of a security issued by Black Hills as approved by the Commission to such holder’s obligation to make a payment on another security of Black Hills issued as permitted by the Commission. Any convertible or Equity Linked Securities will be convertible into or linked to Common Stock, Preferred Securities or unsecured debt that Black Hills is otherwise authorized to issue by Commission order directly, or indirectly through Financing Subsidiaries on behalf of Black Hills. Applicants state that Black Hills’ Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each series. Applicants state that dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for that purpose, but may be made subject to terms that allow the issuer to defer dividend payments or distributions for specified periods. Any Preferred Securities may be convertible or exchangeable to Common Stock or unsecured debt that Black Hills is otherwise authorized to issue by Commission order and may be issued in the form of shares or units. Applicants state that Black Hills’ Preferred Securities and Equity Linked Securities may be sold directly or indirectly through underwriters or dealers or in connection with an acquisition in the same manner as that described for Common Stock in Item 1.D.4.a.26

The aggregate amount of additional financing obtained by Black Hills during the Authorization Period from issuance and sale of Preferred Securities, when combined with the

_________________________

26.	See Exelon Corporation, Holding Company Act Release 35-27830 (April 1, 2004).

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amount of Common Stock (other than for employee benefit plans for stock purchase and dividend reinvestment plans), Long-Term Debt and Short-Term Debt (excluding the refinancing of the Existing Financing, the Existing Guarantees, and additional Guarantees up to the Additional Guarantee Limit) issued and then outstanding, each as described in this section, shall not exceed the $1 billion Aggregate Additional Financing Limit (subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary) for the uses set forth in Item 1.D.3.d.

The proceeds of the issuance of Preferred Securities would provide an important source of future financing for the operations of and investments in non-utility businesses which are exempt under the Act or have been approved by the Commission.27 Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Black Hills’ board of directors. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods.

(3)	Long-Term Debt

The aggregate amount of additional financing obtained by Black Hills and its Subsidiaries during the Authorization Period from issuance and sale of Long-Term Debt and

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27.         The Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Company Act Release No. 35-27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs FUCOs, ETCs and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act. See also Exelon Corporation, Holding Company Act Release No. 35-27266 (Nov. 2, 2000).

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Subsidiary Long-Term Debt, when combined with Common Stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans as discussed below), Short-Term Debt, Preferred Securities, Subsidiary Common Stock, Subsidiary Short-Term Debt, and Subsidiary Preferred Securities (and excluding the refinancing of the Existing Financing, the Existing Guarantees, and additional Guarantees up to the Additional Guarantee Limit) issued and then outstanding, each as described in this section, shall not exceed the $1 billion Aggregate Additional Financing Limit (subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary) for the uses set forth above in Item 1.D.3.d. Such Long-Term Debt would be comprised of unsecured notes and debentures and other forms of unsecured indebtedness having maturities of one year or longer under agreements with banks or other institutional lenders.

(a)

Any Long-Term Debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms, and other terms and conditions as Black Hills may determine at the time of issuance. Any Long-Term Debt of Black Hills will be unsecured;

(b)	may be convertible into any other securities of Black Hills;

(c)	will have maturities ranging from one to 50 years;

(d)	may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof;

(e)	may be entitled to mandatory or optional sinking fund provisions;

(f)	may provide for reset of the coupon pursuant to a remarketing arrangement;

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(g)	may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event;

(h)	may be called from existing investors by a third party; and

(i)	may be entitled to the benefit of positive or negative financial or other covenants.

The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

Borrowings from the banks and other financial institutions may be unsecured and pari passu with Long-Term Debt securities and the short-term credit facilities (as described below). Specific terms of any borrowings will be determined by Black Hills at the time of issuance and will comply in all regards with the parameters of the financing authorization set forth in Item 1.D.3. The request for authorization for Black Hills to issue Long-Term Debt securities is consistent with authorization that the Commission has granted to other holding companies.

To the extent such issuances are not exempt under Rule 52, Black Hills’ Subsidiaries request authorization to issue Subsidiary Long-Term Debt subject to the same conditions as described for Black Hills’ issuance and sale of Long-Term Debt, provided that Subsidiary Long-Term Debt may be incurred on a secured basis.

(4)	Short-Term Debt

Black Hills and its Subsidiaries seek authority to issue Short-Term Debt and Subsidiary Short-Term Debt to provide financing for general corporate purposes, working capital requirements, and temporary financing of Subsidiary capital expenditures. The aggregate amount of additional financing obtained by Black Hills and its Subsidiaries during the

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Authorization Period from issuance and sale of Short-Term Debt and Subsidiary Short-Term Debt, when combined with Common Stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans as discussed below), Long-Term Debt (excluding renewals), Preferred Securities, Subsidiary Common Stock, Subsidiary Long-Term Debt, and Subsidiary Preferred Securities (and excluding the refinancing of the Existing Financing, the Existing Guarantees, and additional Guarantees up to the Additional Guarantee Limit) issued and then outstanding, each as described here, shall not exceed the $1 billion Aggregate Additional Financing Limit (subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary) for the uses set forth above in Item 1.D.3.d.28 The Existing financing arrangements of Black Hills Power will not be assumed by Black Hills.

Black Hills may also sell commercial paper, from time to time, in established commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Black Hills will reoffer such paper at a discount to corporate, institutional, and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, and finance companies.

To the extent such issuances are not exempt under Rule 52, Black Hills’ Subsidiaries request authorization to issue Short-term debt subject to the same conditions as described for

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28.         See Cinergy Corporation, Holding Company Act Release No. 35-27190 (June 23, 2000); National Grid Group, Holding Company Act Release No. 35-27154 (Mar. 15, 2000); SCANA Corporation, Holding Company Act Release No. 35-27135 (Feb. 14, 2000); The Southern Company, Holding Company Act Release No. 35-27134 (Feb 9, 2000).

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Black Hills’ issuance and sale of Short-Term Debt, provided that Subsidiary Short-Term Debt may be incurred on a secured basis.

(5)	Total Financing Sought

In conclusion, Black Hills and its Subsidiaries request approval of the following: (a) retention and refinancing of the Existing Financings of Black Hills and its Subsidiaries ($1.524 billion) (as described in Exhibit I-2); (b) issuance of additional financings by Black Hills and its Subsidiaries up to the Aggregate Additional Financing Limit ($1 billion) (subject to the Commission’s reservation of jurisdiction over $250 million pending completion of the record, with a sublimit of $350 million applicable to Black Hills’ Utility Subsidiary); (c) retention and refinancing of Black Hills’ Existing Short-Term Debt ($350 million); (d) retention and refinancing or reissuance of the Existing Guarantees by Black Hills and its Subsidiaries ($376.2 million) (as described in Exhibit I-2); and (e) issuance of additional Guarantees by Black Hills and its Subsidiaries up to the Additional Guarantee Limit ($400 million).

(6)	Financing Risk Management Devices
	i.	Interest Rate Hedges

Black Hills, directly or indirectly through any Subsidiary, requests authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness (“Interest Rate Hedges”), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. In no case will the notional principal amount of any hedging instrument exceed the principal amount of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period.

Interest Rate Hedges (other than exchange-traded interest rate futures contracts) would only be entered into with counterparties (“Approved Counterparties”) whose senior debt ratings,

25

or the senior debt ratings of any credit support providers who have guaranteed the obligations of such counterparties, as published by Standard and Poor’s Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody’s, Fitch Investor Service, or Duff and Phelps. Interest Rate Hedges will involve the use of financial instruments commonly used in today’s capital markets, such as interest rate and currency forwards, futures, swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of government or agency (e.g., Fannie Mae) obligations or LIBOR-based swap instruments (collectively, “Hedge Instruments”). Transactions would be for fixed periods and stated notional amounts. Black Hills would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued under the authorization requested in this Application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt; (ii) converting fixed rate debt to variable rate debt; and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. Fees, commissions and other amounts payable to the counterparty, broker, or exchange, as the case may be (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.29

ii.	Anticipatory Hedges

In addition, Black Hills and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the “Anticipatory Hedges”),

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29.         The proposed terms and conditions of Black Hills’ Interest Rate Hedges are substantially the same as the Commission has approved in other cases. See Scottish Power plc, et al., Holding Company Act Release 35-27851 (May 28, 2004); Exelon Corporation, Holding Company Act Release 35-27830 (April 1, 2004).

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subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through: (a) forward sale of exchange-traded Hedge Instruments (a “Forward Sale”); (b) the purchase of put options on Hedge Instruments (a “Put Options Purchase”); (c) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a “Zero Cost Collar”); (d) transactions involving the purchase or sale, including short sales, of Hedge Instruments; or (e) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps or collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange (“On-Exchange Trades”) through brokers by the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties (“Off-Exchange Trades”), or a combination of On-Exchange Trades and Off-Exchange Trades. Black Hills or its Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Black Hills may decide to lock in interest rates and limit its exposure to interest rate increases. 30

iii.	Accounting Standards

Black Hills will not engage in speculative hedging transactions, and all hedging transactions in financial instruments will be matched to an underlying business requirement. Black Hills and its Subsidiaries will comply with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivatives Instruments and Hedging Activities,” or

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30.         The proposed terms and conditions of Black Hills’ Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See Exelon Corporation, Holding Company Act Release 35-27830 (April 1, 2004).

27

other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board (“FASB”). The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into.31

b.	Financing Subsidiaries

Black Hills and its Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries created specifically for the purpose of facilitating the financing of authorized and exempt activities (including exempt and authorized acquisitions) of Black Hills and its Subsidiaries. Black Hills proposes that the Financing Subsidiaries issue long-term debt, common or preferred securities, or equity-linked securities to third parties and transfer the proceeds of such financings to Black Hills or a Subsidiary. Black Hills or a Subsidiary requests authority, if required, to guarantee or enter into support, servicing, or expense agreements (“Expense Agreements”) with respect to the obligations of Financing Subsidiaries. Applicants state that under an Expense Agreement, Black Hills or a Subsidiary would agree to provide financial support and pay necessary operating expenses of the Financing Subsidiary in order to facilitate the Financing Subsidiaries’ agreements with third parties in connection with the Financing Subsidiaries’ financing activities approved in this Application. Applicants request authority for the Financing Subsidiaries to pledge revenues or other assets or grant security interests solely to accommodate the intra-system mirror structure of the financings approved in this Application; provided the security will not consist of the assets (other than an

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31.         Black Hills’ accounting standards commitment is the same commitment the Commission has approved in other cases. See Exelon Corporation, Holding Company Act Release 35-27830 (April 1, 2004).

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income stream in support of the financing) or stock of any Utility Subsidiary of Black Hills or any Non-Utility Subsidiary dedicated to serving a Utility Subsidiary. Subsidiaries may also provide guarantees and enter into Expense Agreements, if required, on behalf of Financing Subsidiaries under rules 45(b)(7) and 52, as applicable.

Black Hills and its Subsidiaries also request authority to issue and sell to any Financing Subsidiary, from time to time in one or more series, unsecured debentures, unsecured promissory notes, or other unsecured debt instruments (“Notes”). Applicants further request authority for the Financing Subsidiaries to apply the proceeds of any external financing by a Financing Subsidiary plus the amount of any equity contribution made to it from time to time by its parent corporation and other funds that may be available to a Financing Subsidiary in accordance with the authority requested in this Application or obtained in an exempt financing transaction to purchase Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of the Notes would be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate.

Any amounts issued by Financing Subsidiaries to third parties will be included in the Aggregate Additional Financing Limit. However, Applicants request that the underlying intra-system mirror debt (including Notes) and parent guarantee shall not be so included so as to avoid double counting.

In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent or another Subsidiary for bankruptcy purposes, the ratings agencies require that any Expense Agreement whereby the parent or Subsidiary provides services related to the financing to the Financing Subsidiary be at a market price so that a successor service provider could assume the duties of the parent or Subsidiary in the event of

29

the bankruptcy of the parent or Subsidiary without interruption or an increase of fees. Therefore Applicants seek approval under section 13(b) of the Act and rules 87 and 90 to provide the services described in this paragraph at a market price but only for so long as the Expense Agreement established by the Financing Subsidiary is in place.32

In addition, Black Hills requests authority to retain its existing Financing Subsidiaries. As further described in Exhibit I-1, Black Hills’ existing Financing Subsidiaries are Black Hills Nevada Real Estate Holdings LLC, Black Hills Valmont Colorado Inc., E-Next A Equipment Leasing Company LLC, and Las Vegas Cogeneration Energy Financing Company LLC.

c.	Utility Subsidiary Financing

Black Hills Power currently has certain financing arrangements in place. These arrangements are described in Exhibit I-2 hereto and, except as otherwise noted therein, they will remain in place following the registration of Black Hills as a holding company.

Black Hills Power is expected to be able to provide for its capital needs through the Authorization Period through internally generated funds and other anticipated sources, including their own debt or preferred securities financing.

Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by a public utility subsidiary because they must be approved by the relevant state public utility commission(s), which, in the case of Black Hills Power is the South Dakota Commission.33 However, certain external financings by Black Hills Power and any future Utility Subsidiaries may be outside the Rule 52 exemption. Black Hills

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32.         The authorization sought herein with respect to Financing Subsidiaries is substantially the same as that given in Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004).

33.         In general, all securities issuances by Black Hills Power must be approved by the South Dakota Commission, other than limited levels of short-term indebtedness. S.D. Codified Laws §§ 49-34A-29, 30.

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therefore requests authorization, to the extent needed, for Black Hills Power to issue Subsidiary Common Stock, Subsidiary Preferred Securities, Subsidiary Long-Term Debt, and Subsidiary Short-Term Debt subject to the same conditions as described for Black Hills’ issuance and sale of Common Stock, Preferred Securities, Long-Term Debt, and Short-Term Debt, provided that Subsidiary Long-Term Debt and Subsidiary Short-Term Debt may be incurred on a secured basis. Financings obtained under this authorization will be used by Black Hills Power for general corporate purposes and working capital requirements, including contributions to the Utility Money Pool. These financings may be made under instruments in place at the time of registration or new agreements so long as any such instrument or agreement complies with the limitations described herein.

(1)	Short-Term Debt

Black Hills specifically requests authority for Black Hills Power to issue Subsidiary Short-Term Debt, in the form of commercial paper and other forms of short-term indebtedness, in the aggregate amount outstanding at any one time during the Authorization Period equal to the amount of short-term financing authority that such company has from the State Commissions with jurisdiction over the issuance of short term indebtedness by such company. Black Hills Power currently has financing authority from the South Dakota Commission to incur short-term indebtedness of up to 30% of its total capitalization.34

In addition, Black Hills Power proposes to maintain, without counting against the limit set forth above, back-up lines of credit in an aggregate amount not to exceed the amount of authorized commercial paper. Black Hills Power will borrow and repay under such lines of credit for general corporate purposes, from time to time, as it is deemed appropriate or necessary.

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34.         In the Matter of the Application of Black Hills Power, Inc., Requesting Authority to Incur Short-Term Debt, Order in Docket No. EL01-001 (February 14, 2001).

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Subject to the limitations described herein, the Utility Subsidiary may engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance.35

(2)	Financing Risk Management Devices

To the extent not exempt under Rule 52, Black Hills Power requests authority for Black Hills Power to enter into, perform, purchase and sell interest rate management devices and Anticipatory Hedges subject to the limitations and requirements applicable to Black Hills described in Item I.D.4(a)(iv).

d.	Non-Utility Subsidiary Financings

As noted on Exhibit I-2 hereto, certain Non-Utility Subsidiaries also have financing arrangements in place. These arrangements are expected to remain in place following the registration of Black Hills as a holding company. It is also expected that the order issued with respect to this Application will authorize the formation or retention of other Non-Utility Subsidiaries which do not currently have outstanding debt. It is expected that future financing by all such Non-Utility Subsidiaries will be made pursuant to the terms of Rule 52.

The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, Non-Utility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy industry and other industries. In order to quickly and effectively invest in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. These financings will include issuance by Non-Utility Subsidiaries of Subsidiary

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35.         The authorization sought herein with respect to Utility short-term debt is substantially the same as that given in Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004).

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Common Stock or other equity, Subsidiary Preferred Securities, Subsidiary Long-Term Debt, or Subsidiary Short-Term Debt in capital-raising transactions and to be used to acquire stock or assets in then existing unaffiliated companies which will become affiliates or subsidiaries so long as such acquisitions are consistent with the Non-Utility Subsidiaries’ then-existing business in accordance with Rule 52(b) and Rule 58. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

In order to be exempt under Rule 52(b), any loans by Black Hills to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company’s effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly owned by Black Hills, directly or indirectly, authority is requested under the Act for Black Hills or a Non-Utility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.36 If such loans are made to a Non-Utility Subsidiary, such company will not sell any services to any associate Non-Utility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than “at cost,” as described in this Application. Furthermore, in the event any such loans are made, Black Hills will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

e.	Guarantees and Money Pools

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36.         The Commission has granted similar authority to other registered holding companies. See Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); Progress Energy, Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000); Entergy Corporation, Holding Company Act Release No. 35-27039 (June 22, 1999).

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(1)	Guarantees

Black Hills and its Subsidiaries request authorization to (i) retain the Existing Guarantees, and (ii) enter into additional Guarantees with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective business, in an aggregate principal amount not to exceed the Additional Guarantee Limit of $400 million outstanding at any one time (not taking into account obligations exempt pursuant to Rules 45 and 52). This will include Guarantees required in connection with the issuance of additional securities during the Authorization Period and additional Guarantees to support the general operations of Black Hills and its Subsidiaries during the Authorization Period. Any such Guarantees shall be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Black Hills proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is comparable to those obtainable by the beneficiary of the guarantee from third parties.

A substantial amount of the Guarantees proposed to be issued by Black Hills will be in connection with the business of Black Hills Energy. For various business reasons, Black Hills may wish to provide credit support in connection with the obligations of Black Hills Energy and its Subsidiaries in connection with the trading positions entered into in the ordinary course of their energy marketing and trading businesses, EWG project development businesses, and for other purposes.

The provision of parent Guarantees by holding companies to affiliates in the project development, power generation, and power marketing businesses is a standard industry practice. The request of Black Hills and its Subsidiaries to issue additional Guarantees up to the

34

Additional Guarantee Limit of $400 million, including the Guarantees relating to Black Hills Energy, is reasonable and appropriate under current industry practice.37

Certain of the Guarantees referred to above may be in support of the obligations of Subsidiaries which are not capable of exact quantification. In such cases, Black Hills will determine the exposure under such guarantee for purposes of measuring compliance with the $400 million Additional Guarantee Limit by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with generally accepted accounting principles. Such estimation will be reevaluated periodically. As of September 30, 2004, the Existing Guarantees provided by Black Hills and its Subsidiaries are comprised of $186.2 million in existing intra-system Guarantees by Black Hills and its Subsidiaries to support the general operations of Black Hills’ Subsidiaries and $190 million in credit support currently available under existing letter of credit facilities held by Black Hills Energy Resources, Inc. and Enserco Energy Inc. Black Hills requests the Commission to approve the continuation by Black Hills and its Subsidiaries of the Existing Guarantees during the Authorization Period, and also to permit the refinancing or reissuance of the Existing Guarantees by Black Hills and its Subsidiaries.

Black Hills requests that its requested guarantee authority (up to the Additional Guarantee Limit and including the Existing Guarantees) include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing authorization set forth above

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37.         Scottish Power plc, et al., Holding Company Act Release 35-27851 (May 28, 2004) (granting $6 billion request for authority to issue guarantees); Exelon Corporation, Holding Company Act Release 35-27830 (April 1, 2004) (granting $6 billion request for authority to issue guarantees); Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001) (granting $500 million request for authority to issue guarantees); Progress Energy Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000) (granting $750 million request for authority to issue guarantees); AGL Resources, Inc., Holding Company Act Release No. 35-27243 (granting $500 million request for authority to issue guarantees).

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in Item 1.D.3. Any Guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

(2)	Non-Utility Subsidiary Guarantees

In addition to the Guarantees provided by Black Hills, the Non-Utility Subsidiaries request authority to continue to provide guarantees and other forms of credit to support other Non-Utility Subsidiaries or for the benefit of themselves. The Non-Utility Subsidiaries request authority to provide additional Guarantees in an amount, together with the additional Guarantees issued by Black Hills, not to exceed the $400 million Additional Guarantee Limit outstanding at any one time in an aggregate principal amount, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b) and the Existing Guarantees, provided however, that the amount of Non-Utility Guarantees in respect of obligations of any Rule 58 companies shall remain subject to the limitations of Rule 58(a)(1). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above. Black Hills’ Non-Utility Subsidiaries request authority to maintain these Guarantees, including any extensions or renewals thereof during the Authorization Period.

(3)	Authorization and Operation of the Money Pools

Black Hills, on behalf of itself and its Utility Subsidiary, hereby requests authorization to establish the Utility Money Pool, and the Utility Subsidiary, to the extent not exempted by Rule 52, also requests authorization to make unsecured short-term borrowings from the Utility Money

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Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and, if applicable, acquire promissory notes from) the Utility Money Pool.38

In addition, Black Hills, on behalf of itself and its Non-Utility Subsidiaries hereby requests authorization to establish the Non-Utility Money Pool. The Non-Utility Money Pool activities of all of the Non-Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52.

Black Hills commits that it will not borrow from Black Hills Power or any Non-Utility Subsidiary.

Black Hills is requesting authorization to contribute surplus funds and to lend and extend credit to: (1) Black Hills Power through the Utility Money Pool, and (2) the Non-Utility Subsidiaries through the Non-Utility Money Pool. While Black Hills is requesting the authorization in this section, it may not implement either the Utility or Non-Utility Money Pool immediately upon registration as a holding company for various reasons, including requirements for state regulatory commission approvals. Black Hills commits to form and operate the Money Pools, if authorized to do so, not later than July 1, 2005.

The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

i.	Utility Money Pool

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38.         The Commission has approved the formation of Utility and Non-Utility Money Pools subject to similar conditions. See Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004); Progress Energy, Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000); Exelon Corporation, Holding Company Act Release No. 35-27266 (Nov. 2, 2000)

37

Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to Black Hills Power from time to time: (1) surplus funds in the treasury of Black Hills Power, (2) surplus funds in the treasury of Black Hills, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by Black Hills or Black Hills Power for loan to the Utility Money Pool (“External Funds”). Funds would be made available from such sources in such order as the administrator of the Utility Money Pool (Black Hills Services) may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant’s chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant’s sole discretion. See Exhibit M-1 for a copy of Black Hills’ proposed Form of Utility Money Pool Agreement. As discussed in more detail below, a separate Non-Utility Money Pool will be established by Black Hills with other Non-Utility Subsidiaries, including Black Hills Services.

Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury fund of Black Hills and other Utility Money Pool participants (“Internal Funds”) and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by

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that fund source bears to the total amount of short-term funds available to the Utility Money Pool. Amounts borrowed by the Utility Subsidiary from the Utility Money Pool would count against the Utility Subsidiary short-term borrowing authority referred to above in Item 1.D.3.

Borrowings from the Utility Money Pool would require authorization by the borrower’s chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. Black Hills will not borrow from the Utility Money Pool.

The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs—or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool—would be retroactively allocated every month to the Utility Money Pool participant borrowing such External Funds through the Utility Money Pool in proportion to its respective daily outstanding borrowings of such External Funds.

If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal or the rate then available to the lending company from an eligible investment in readily marketable money market funds or the existing short-term investment accounts maintained by the lender during the period in question. Applicants propose that providing for these alternatives ensures that the lending company does

39

not forego any investment return that it could have obtained by investing in money market funds or other permitted short-term investments instead of the Utility Money Pool. In the event neither rate is one that is permissible for a transaction because of constraints imposed by the state regulatory commission having jurisdiction over the utility participating in the transaction, then the rate shall be a rate that is permissible for the transaction determined under the requirements of that state regulatory commission.

If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company’s cost for such External Funds (or if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such “blended” funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a “blend” of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool’s liquidity requirements) would ordinarily be invested

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in one or more short-term investments, including: (1) interest-bearing accounts with banks; (2) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (3) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than “A” by a nationally recognized rating agency; (4) commercial paper rated not less than “A-1” or “P-1” or their equivalent by a nationally recognized rating agency; (5) money market funds; (6) bank certificates of deposit; (7) Eurodollar funds; and (8) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

In addition to the foregoing, Black Hills requests that it be permitted to invest funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool’s liquidity requirements) in (1) short-term debt securities rated AAA or above by Standard & Poor’s, Aaa or above by Moody’s Investors Service, or AAA or above by Fitch Ratings,39 or (2) short-term debt securities issued or guaranteed by an entity rated AAA or above by Standard & Poor’s, AAa or above by Moody’s Investors Service, or AAA or above by Fitch Ratings.40 Black Hills requests that the Commission reserve jurisdiction over the approval sought in this paragraph pending completion of the record.

The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant’s contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand

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39.	Exelon Corporation, Holding Company Act Release No. 25-27830 (April 1, 2004).
40.	Exelon Corporation, Holding Company Act Release No. 25-27830 (April 1, 2004).

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and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.41

ii.	Non-Utility Money Pool

The Non-Utility Money Pool will be operated on the same terms and conditions as the Utility Money Pool, except that Black Hills’ funds made available to the Money Pools will be made available to the Utility Money Pool first and thereafter to the Non-Utility Money Pool. See Exhibit M-2 for a copy of Black Hills’ proposed Form of Utility Money Pool Agreement. Black Hills may act as a lender to the Non-Utility Money Pool, but Black Hills will not borrow from the Non-Utility Money Pool. No loans through the Non-Utility Money Pool would be made to, and no borrowings through the Non-Utility Money Pool Agreement will be made by, a Utility Subsidiary.42 All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act, except contributions and extensions of credit by Black Hills, authorization for which is hereby requested. The initial participants in the Non-Utility Money Pool will be as follows:

BHFC Publishing, Inc.

Black Hills Cabresto Pipeline, LLC

Black Hills Colorado, LLC

Black Hills Energy Pipeline, LLC

Black Hills Energy Resources, Inc.

Black Hills Energy Terminal, LLC

Black Hills Energy, Inc.

Black Hills Exploration and Production, Inc.

Black Hills Fiber Systems, Inc.

Black Hills FiberCom, LLC

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41.         The Commission has approved Utility Money Pools subject to the same conditions described in this section. See Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004).

42.         The Commission has approved Non-Utility Money Pools subject to the same conditions described in this section. See Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004).

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Black Hills Fountain Valley II, LLC

Black Hills Fountain Valley, LLC

Black Hills Gas Holdings Corp.

Black Hills Gas Resources, Inc.

Black Hills Generation, Inc.

Black Hills Idaho Operations, LLC

Black Hills Ivanpah GP, LLC

Black Hills Ivanpah, LLC

Black Hills Kilgore Energy Pipeline, LLC

Black Hills Kilgore Pipeline Company, LP

Black Hills Kilgore Pipeline, Inc.

Black Hills Millennium Pipeline, Inc.

Black Hills Millennium Terminal, Inc.

Black Hills Montana Publishing, LLC

Black Hills Nevada Operations, LLC

Black Hills Nevada, LLC

Black Hills Ontario, LLC

Black Hills Operating Company, LLC

Black Hills Pepperell Power Associates, Inc.

Black Hills Southwest, LLC

Black Hills Wyoming, LLC

Desert Arc I, LLC

Desert Arc II, LLC

EIF Investors, Inc.

Enserco Energy Inc.

Fountain Valley Power, LLC

Harbor Cogeneration Company, LLC

Las Vegas Cogeneration II, LLC

Las Vegas Cogeneration Limited Partnership

Millennium Pipeline Company, LP

Millennium Terminal Company, LP

Sunco, Ltd.

West Cascade Energy, LLC

Wyodak Resources Development Corporation

Black Hills requests the Commission to reserve jurisdiction with respect to the addition of additional participants in the Non-Utility Money Pool.

iii.	Other Contributions to Money Pool

Black Hills and Black Hills Power may contribute funds from the issuance of Short-Term Debt and Subsidiary Short-Term Debt, as authorized above, to the Utility Money Pool. Black Hills may contribute funds from the issuance of Short-Term Debt to the Non-Utility Money Pool

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and the Non-Utility Subsidiaries may contribute funds from the issuance of Subsidiary Short-Term Debt to the Non-Utility Money Pool.

iv.	Operation of the Money Pools and Administrative Matters

Operation of the Utility and Non-Utility Money Pools, including recording keeping and coordination of loans, will be handled by Black Hills Services under the authority of the appropriate officers of the participating companies. Black Hills Services will administer the Utility and Non-Utility Money Pools on an “at cost” basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by Black Hills Services as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool’s surplus funds bears to the total amount of surplus funds available for investment from both money pools.43

v.	Use of Proceeds

Proceeds of any short-term borrowings by the Non-Utility Subsidiaries may be used by each such Non-Utility:

(1)	for the interim financing of its construction and capital expenditure programs;

(2)	for its working capital needs;

(3)	for the repayment, redemption or refinancing of its debt and preferred stock;

(4)	to meet unexpected contingencies, payment and timing differences, and cash requirements; and

(5)	to otherwise finance its own business and for other lawful general corporate purposes.

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43.	See Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004).

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The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such subsidiaries are already authorized to engage.44

(4)	Intra-System Financing

Black Hills and its Non-Utility Subsidiaries currently engage in intra-system loans by which they manage their cash and finance the investments and on-going operations of Black Hills’ Non-Utility Subsidiaries. Black Hills extends loans to a number of Non-Utility Subsidiaries, and the Non-Utility Subsidiaries extend loans between themselves. Each such intra-system loan is repayable upon demand by the lender, and each may be prepaid by the borrower without premium or penalty. The amounts of such loans fluctuate. As the borrower earns cash from operations, it repays cash to the lender, or as its borrowing needs grow, it can borrow additional amounts. Loans by Black Hills or a Non-Utility Subsidiary to a Non-Utility Subsidiary generally have interest rates and maturity dates that are designed to parallel the lending company’s effective cost of capital. The current system of intra-company loans serves as a pool of money, the total of which sums to a zero balance on a consolidated basis.45

In addition to the foregoing, Black Hills is in the process of terminating borrowings from three Non-Utility affiliates in the manner described in Exhibit C-1.46

Black Hills expects to leave in place the existing intra-company loan arrangements by Black Hills or a

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44.         The authorization sought herein is substantially the same as that given in recent cases. See Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); SCANA Corporation, Holding Company Act Release No. 35-27135 (Feb. 14, 2000); New Century Energies, Inc., Holding Company Act Release No. 35-26750 (Aug. 1, 1997); Conectiv, Inc., Holding Company Act Release No. 35-26833 (Feb. 26, 1998).

45.	Black Hills’ intra-system loans are identified in confidential Exhibit C-1.

46.         Currently, no Utility Subsidiary loans money to Black Hills. Following registration, Black Hills will not borrow money from any Utility Subsidiary.

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Non-Utility Subsidiary to a Non-Utility Subsidiary. Generally, Black Hills or the lending Non-Utility Subsidiary’s loans to, and purchase of capital stock from, borrowing Non-Utility Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). Loans by Black Hills or a Non-Utility Subsidiary to a Non-Utility Subsidiary generally will have interest rates and maturity dates that are designed to parallel the lending company’s effective cost of capital, in accordance with Rule 52(b). To the extent that any intra-system loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds’ effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Subsidiary effecting the borrowing is not wholly-owned by Black Hills, directly or indirectly, authority is requested under the Act for Black Hills or a Non-Utility Subsidiary to make such loans to such Non-Utility Subsidiary at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary, such Non-Utility Subsidiary will not provide any services to any associate Non-Utility Subsidiary except a company which meets one of the conditions for rendering of services on a basis other than at cost as described in Item 1.G.4.47

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47.         See Progress Energy, Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000); Exelon Corporation, Holding Company Act Release No. 35-27266 (Nov. 2, 2000); Entergy Corporation, Holding Company Act Release No. 27039 (June 22, 1999).

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In the event any such loans are made, Black Hills will include in the next certificate filed pursuant to Rule 24 substantially the same information as that required on Form U-6B-2 with respect to such transaction. Black Hills will comply with the requirements of Rule 45(c) regarding tax allocations unless it receives further approval from the Commission to alter such requirement.

f.	Changes in Capital Stock of Subsidiaries

The portion of an individual Subsidiary’s aggregate financing to be effected through the sale of stock to Black Hills or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. The proposed sale of capital securities (i.e., Subsidiary Common Stock or Subsidiary Preferred Securities) may in some cases exceed the then-authorized capital stock of such subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any wholly-Subsidiary’s authorized capital stock capitalization or other equity interests by an amount deemed appropriate by Black Hills or other intermediate parent company. This request for authorization is limited to Black Hills’ wholly-owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein, provided that the consents of all other shareholders, if any, as required by law, have been obtained for the proposed change. Black Hills requests the Commission to approve such request only with respect to changes by its wholly-owned Subsidiaries and to retain jurisdiction over such request as it relates to less than 100%-owned Subsidiaries, pending completion of the record. A Subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of equity from common stock to limited partnership or limited

47

liability company interests or similar instruments, or from these instruments to common stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the State Commission in the state or states where the Utility Subsidiary is incorporated and doing business.48 Black Hills will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure than any change implemented under this paragraph comports with such legal requirements. In the event that proxy solicitations are necessary with respect to the internal corporate reorganizations, Black Hills will seek the necessary Commission approvals, under section 6(a)(2) and 12(e) of the Act, through the appropriate filing of a declaration.49

g.	Dividend Reinvestment Plan

Black Hills currently maintains a dividend reinvestment plan (“DRP”) for its shareholders to enable them to reinvest dividends and make optional cash investments to purchase additional shares of Common Stock. Black Hills proposes, from time to time during the Authorization Period, to issue new shares and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in

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48.         See Progress Energy, Inc., Holding Company Release No. 35-27297 (Dec. 12, 2000); Exelon Corporation, Holding Company Act Release No. 35-27266 (Oct. 2, 2000); SCANA Corporation, Holding Company Act Release No. 35-27135 (Feb. 14, 2000); Dominion Resources, Inc., Holding Company Act Release No. 35-27112 (Dec. 15, 1999); Conectiv, Inc., Holding Company Act Release No. 35-6833 (Feb. 26, 1998); New Century Energies, Inc., Holding Company Act Release No. 35-26750 (Aug. 1, 1997).

49.	See Exelon Corporation, Holding Company Act Release No. 35-27830 (April 1, 2004).

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effect, up to 400,000 additional shares of Common Stock under the Black Hills DRP.50 In addition to the Common Stock issued for financing purposes that will count against the Aggregate Additional Financing Limit, Black Hills requests authorization to issue these additional 400,000 shares of Black Hills Common Stock.

h.	Employee Stock-Based Plans

Black Hills proposes, from time to time during the Authorization Period, to issue new shares and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 2.3 million additional shares of Common Stock under the Black Hills employee stock-based plans described below (excluding shares that may be issued through the exercise of outstanding options and issuance of shares for outstanding restricted stock units and performance shares). In addition to the Common Stock issued for financing purposes that will count against the Aggregate Additional Financing Limit, Black Hills requests authorization to issue these additional 2.3 million shares of Black Hills Common Stock.

Black Hills has an employee stock purchase plan (the “ESPP”), a Short-Term Incentive Plan, a 1996 Stock Option Plan, a 1999 Stock Option Plan, and a 2001 Omnibus Incentive Compensation Plan, as described below.

(1)	Employee Stock Purchase Plan

Black Hills maintains the ESPP under which it sells shares of Common Stock to employees at 90% of the stock’s market price on the offering date. At September 30, 2004, 125,395 shares have been reserved and are available for issuance under the ESPP.

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50.         The open market acquisitions for purpose of this plan will be made pursuant to Rule 42 and to the extent used in the Black Hills DRP or for such benefits plans will not count against the authorization to issue additional shares under the Application.

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(2)	Short-term Incentive Plan

Black Hills maintains a Short-term Incentive Plan under which it awards certain key employees a short-term incentive bonus, a portion or all of which may be paid in Common Stock.

(3)	1996 and 1999 Stock Option Plans and 2001 Omnibus Incentive Compensation Plans

Black Hills has a 1996 Stock Option Plan and 1999 Stock Option Plan that permits it to grant stock options to its employees. In addition, Black Hills has a 2001 Omnibus Incentive Compensation Plan that permits it to issue restricted stock, restricted stock units, performance shares, performance units, stock appreciation rights, stock options, and other awards as determined by the Compensation Committee of the Board of Directors.

(a)	Restricted Stock and Restricted Stock Units

Under the 2001 Omnibus Incentive Compensation Plan, Black Hills may issue restricted stock and restricted stock units to certain of its officers and key employees. The shares carry a restriction on the employee’s ability to sell the shares, until the shares vest. The shares substantially vest one-third per year over three years, contingent on continued employment.

(b)	Performance Shares and Performance Units

Under the 2001 Omnibus Incentive Compensation Plan, Black Hills may issue performance shares and performance units to certain of its officers and key employees. Each performance share or performance unit shall have an initial value equal to the fair market value of a share on the date of grant. The number of performance shares or performance units to be paid out is dependent on the attainment of predetermined performance goals.

Entitlement to performance shares is based on Black Hills’ total shareholder return over designated performance periods as measured against a selected peer group. In addition, Black

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Hills’ stock price must also increase during the performance periods. Target grants of performance shares were made for the following performance periods:

Grant Date	Performance Period	Target Grant of Shares

March 1, 2004	March 1, 2004 – December 31, 2005	15,458
March 1, 2004	March 1, 2004 – December 31, 2006	31,384

(c)	Stock Appreciation Rights

Under the 2001 Omnibus Incentive Compensation Plan, Black Hills may issue stock appreciation rights, although Black Hills has not issued any as of this date.

(d)	Stock Options

Under the 1996 Stock Option Plan, the 1999 Stock Option Plan and the 2001 Omnibus Incentive Compensation Plan, Black Hills may grant options to employees to purchase Common Stock with an exercise price equal to the fair market value of the stock on the day of the grant. At September 30, 2004, 1,216,537 stock options were outstanding of which 831,609 were vested. Substantially all of the options granted vest one-third per year over three years and all options expire after ten years from the grant date.

The total number of shares awarded or issued from the plans referred to above for the six months ended September 30, 2004 and for all of 2003, and the average for 2002 and 2003, was as follows:

	Total Year-to-Date as of September 30, 2004	Total 2003	Average 2002-2003

Stock options granted	103,000	289,665	250,825
Shares issued on exercise of options	68,433	55,379	91,205
Shares granted or issued for other awards	70,611	110,379	96,336

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i.	Payment of Dividends by Non-Utility Subsidiaries Out of Capital and Unearned Surplus

Black Hills also proposes, on behalf of its Non-Utility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve).51 Black Hills states that its Non-Utility Subsidiaries will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company. In addition, Black Hills Non-Utility Subsidiaries would only declare or pay dividends to the extent permitted under applicable corporate law and state or national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants.52

E.	EWG and FUCO Analysis and Request for Authorization

Black Hills and its Subsidiaries are able to satisfy the statutory requirements of Sections 32 and 33 of the Act, as well as the standards of Rule 53(c)

1.	Rule 53 Standards

Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make a finding that the issuance or sale of a security by a registered holding company for the purposes of financing the acquisition of an EWG or the guarantee of a security of an EWG by a registered holding company is not reasonably adapted to the earning power of such company or to the

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51.	See Exelon Corporation, Holding Company Act Release No. 35-27297 (December 12, 2000).
52.	See AGL Resources Inc., et al., Holding Company Act Release No. 35-27828 (April 1, 2004).

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security structure of the companies in the holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for the company. Generally, paragraph (a) limits the aggregate amount invested in EWGs and FUCOs to not more than 50% of the holding company’s consolidated retained earnings, and paragraph (b) relates to certain events of bankruptcy and recent significant declines in the amount of consolidated retained earnings.

As of September 30, 2004, the pro forma consolidated amount of Black Hills’ aggregate investment in EWGs, as that term is defined in Rule 53, was approximately $718 million.53 At September 30, 2004, the consolidated retained earnings of Black Hills, were approximately $313 million. Consequently, Black Hills will not satisfy the safe harbor requirement of Rule 53(a).

On the basis outlined below, Black Hills seeks authority to apply the proceeds of financings authorized herein to the acquisition of additional investments in EWGs so long as its aggregate investment in EWGs does not exceed $1.4 billion (“Aggregate EWG/FUCO Investment Limit”). Black Hills will finance the activities of EWGs on a basis that is non-recourse to Black Hills to the extent that such financing would be the most cost effective means of funding such activities and otherwise comport with Black Hills’ overall corporate goals.

2.	Black Hills’ Compliance with Rule 53 Standards

Giving effect to the proposals contained herein, Black Hills will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of the registered holding company in EWGs not exceed 50% of the holding company

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53.         The definition of aggregate investment in EWGs and FUCOs includes all amounts invested, or committed to be invested, in EWGs for which there is recourse, directly or indirectly, to Black Hills. As of September 30, 2004, Black Hills’ aggregate investment in EWGs and FUCOs totaled $718 million, primarily through investments by various Subsidiaries of Black Hills Energy. Black Hills currently has no investments in FUCOs.

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system’s consolidated retained earnings.54 Moreover, none of the conditions specified in Rule 53(b) is or will be applicable.55 Black Hills demonstrates below why meeting the standards of Rule 53(c) will not result in any adverse consequences to Black Hills, its Utility Subsidiaries or Black Hills investors.

Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, a registered holding company that is unable to satisfy, among other provisions, the provision that such investments may not exceed 50% of consolidated retained earnings, must “affirmatively demonstrate” that such proposal: (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State Commissions to protect such subsidiary or customers (collectively the “no substantial adverse impact” test).

The Commission has considered the “no substantial adverse impact” test in a number of situations in which holding companies have sought to increase their aggregate investment beyond the 50% of consolidated retained earnings “safe harbor” contained in Rule 53(a).56 The

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54.         The other requirements of Rule 53(a) provide (1) that the holding company keep certain books and records relating to EWGs and FUCOs in accordance with generally accepted accounting principles, (2) limitations on the number of employees of a domestic public utility company in the holding company system who may provide services for the EWGs and FUCOs and (3) for the holding company to make certain filings. Black Hills commits to undertake to comply with the forgoing requirements. However, as noted in Item 1.G.4, Black Hills is also seeking authority for Black Hills Power, a “domestic public utility,” to provide certain services to EWGs and FUCOs.

55.         Rule 53(b) makes the safe harbor unavailable if (1) the holding company or certain subsidiaries have been in bankruptcy, (2) the holding company’s consolidated retained earnings have declined more than 10% from the prior year measured as provided in the rule, or (3) the holding company has reported operating losses related to its EWG or FUCO investments.

56.         In the earlier cases, the Commission authorized an aggregate investment in EWGs and FUCOs up to 100% of consolidated retained earnings. See The Southern Company, Holding Company Act Release No. 35-26501 (April 1, 1996); Central and South West Corporation, Holding Company Act Release No. 35-26653 (Jan. 24, 1997); GPU, Inc., Holding Company Act Release No. 35-26779 (Nov. 17, 1997); Cinergy, Inc., Holding Company Act Release No. 35-26848 (March 23, 1998); American Electric Power Company, Inc., Holding Company Act Release No. 35-26864 (April 27, 1998); New Century Energies, Inc., Holding Company Act Release No. 35-26982 (February 26, 1999) (collectively, the “100% Orders”).

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Commission recently approved aggregate investments in EWGs and FUCOs in amounts greater than 400% of consolidated retained earnings for various holding companies.57 There have been significant changes to the electric utility industry in recent years. One profound change has been the divestiture by many traditional vertically integrated utilities of their generation assets. Generation has developed as a viable business which may, but need not be, associated with transmission and distribution companies. The continued growth of its generation business through additional investment in EWGs is a key to Black Hills’ overall business strategy.

In the United States, competition and deregulation are redefining the utility industry. In order to continue to compete effectively in this new environment, Black Hills must be able to continue to make significant investments in new generating facilities. The limitation of Rule 53, covering investments in both U.S. wholesale generating facilities and foreign utility assets, would act as a significant constraint on Black Hills’ ability to do so. The reason is the large dollar investments required to participate in larger, more energy-efficient operating projects, as compared to the investment capacity available under Rule 53. The capability to bid on the full range of available opportunities in both regulated and deregulated generation markets, especially the larger, more significant transactions, is vital to Black Hills’ growth strategies, just as it is for

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57.         See, e.g., Dominion Resources, Inc., Holding Company Act Release No. 35-27630 (Dec. 30, 2002) (authorizing investment authority up to 475% of consolidated retained earnings); KeySpan Corporation, Holding Company Act Release No. 35-27612 (Dec. 6, 2002) (authorizing investment authority up to 440% of consolidated retained earnings); PEPCO Holdings, Inc., Holding Company Act Release No. 35-27557 (authorizing investment authority up to 458% of consolidated retained earnings); Exelon Corporation, Holding Company Act Release No. 35-27547 (June 28, 2002) (authorizing investment authority up to 397% of consolidated retained earnings); E. On AG, Holding Company Act Release No. 35-27539 (June 14, 2002) (authorizing investment authority up to 619% of consolidated retained earnings); Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 2001) (authorizing investment authority up to 1000% of consolidated retained earnings).

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Black Hills’ competitors. In order to compete effectively, Black Hills must be on an equal footing with its competitors. Some competitors are not subject to the limitations of the Act; others are subject to the Act but already have authority to invest in EWGs and FUCOs in amounts well in excess of the Rule 53 limitation.

As noted, the “no substantial adverse impact” test requires an applicant requesting authority to issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, to “affirmatively demonstrate” that such proposal: (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State Commissions to protect such subsidiary or customers. As discussed below, Black Hills satisfies each prong of the test.58

a.         Rule 53(c)(1): Impact of Investments in EWGs and FUCOs on Financial Integrity of Black Hills. Additional investments in EWGs and FUCOs and financing for such purposes will not have a substantial adverse impact on the financial integrity of the Black Hills System.59 The lack of any “substantial adverse impact” on Black Hills’ financial integrity can be demonstrated in several ways:

(i)        Black Hills’ Existing EWG Investments. Black Hills currently owns several EWGs through Non-Utility Subsidiaries, each as identified in Exhibit I-1.

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58.         See, e.g., Northeast Utilities, et al., Holding Company Act Release 35-27868A (July 2, 2004). See also the 100% Orders identified in note 62, above.

59.         Factors considered by the Commission in the course of approving EWG/FUCO investment levels include: (1) ratios of EWG/FUCO investment to consolidated capitalization (as well as to consolidated net utility plant, total consolidated assets, market value of outstanding stock, and consolidated retained earnings; (2) stock price to earnings ratio; (3) market to book ratio; (4) dividend pay-out ratio; (5) capitalization ratios; (6) investment review processes; and (7) expertise and experience of the applicant.

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As noted, as of September 30, 2004, Black Hills’ aggregate investment in EWGs was approximately $718 million. Black Hills made its existing investments in EWGs when Black Hills was not subject to the Act and was recognized by investors as a financially sound company, notwithstanding the fact that its investments in EWGs exceed 229% of its consolidated retained earnings. Black Hills’ investments in EWGs have a history of positive impact on Black Hills’ operating results. During the period from January 1, 2003, to December 31, 2003, Black Hills’ EWG investments produced operating earnings of $69,129,000, and from January 1, 2004, to September 30, 2004, Black Hills’ EWG investments have produced earnings of $36,766,000.

Black Hills has a low risk profile when considering investments in EWGs. Black Hills typically will consider investments only in EWGs that have long-term off-take agreements for the capacity and output of the facility with creditworthy counterparties or load-serving utilities with state utility commission-approved contracts.

(ii)        Size of Black Hills’ Proposed EWG Investment. Black Hills’ proposed $1.4 billion Aggregate EWG/FUCO Investment Limit would represent a reasonable commitment of capital for a company the size of Black Hills, particularly in light of the Commission’s recent approval of EWG and FUCO investment authority of over 400% of consolidated retained earnings for other holding companies.60 As noted above, the Aggregate EWG/FUCO Investment Limit sought by Black Hills would be equal to approximately 448% of

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60.         See, e.g., Dominion Resources, Inc., Holding Company Act Release No. 35-27630 (Dec. 30, 2002) (authorizing investment authority up to 475% of consolidated retained earnings); E. On AG, Holding Company Act Release No. 35-27539 (June 14, 2002) (authorizing investment authority up to 619% of consolidated retained earnings); Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 2001) (authorizing investment authority up to 1000% of consolidated retained earnings).

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Black Hills’ year-to-date September 30, 2004, consolidated retained earnings, which falls within the range of investment authority granted by the Commission in the recent past.61

(iii)       Black Hills’ Consolidated Capitalization Ratio. Black Hills’ consolidated capitalization ratio, as of September 30, 2004, was 47.5% equity and 52.5% debt. This ratio, which exceeds the Commission’s 30% common equity ratio requirement, shows the Black Hills System’s healthy financial balance.

(iv)       Black Hills’ Credit Ratings. As noted previously, Black Hills has investment grade credit ratings from Moody’s Investors Service and Standard & Poor’s, both major nationally recognized rating agencies, as follows:

	Moody’s	Standard & Poor’s
Black Hills Corporation

Issuer rating	Baa3	BBB-

(v)        Black Hills’ Retained Earnings Growth. Black Hills’ consolidated retained earnings have grown steadily over the past three years, as follows:

Black Hills Corporation	2003	2002	2001

Consolidated Retained Earnings (millions)	$304.6	$280.6	$250.5

             Black Hills’ consolidated retained earnings at September 30, 2004, were approximately $313 million. Black Hills’ expects that its retained earnings will continue to increase steadily

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61.       $1.4 billion would equal 92%, 344%, 69%, and 145%, respectively, of Black Hills’ consolidated capitalization, consolidated net utility plant, total consolidated assets, and market value of outstanding stock as of September 30, 2004. These percentages are generally comparable to the percentages of other holding companies which have recently received additional investment authority in excess of the Rule 53 limitation. See, e.g., E. On AG, Holding Company Act Release No. 35-27539 (June 14, 2002) (authorizing EWG/FUCO investments in amounts equal to 114%, 63%, and 182% of E. On AG’s consolidated capitalization, total consolidated assets and market value of outstanding stock).

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during the Authorization Period as a result of a conservative pay-out ratio. Black Hills’ continued and consistent retained earnings growth demonstrates Black Hills’ financial strength.

Black Hills is seeking authorization to increase its aggregate investment in EWGs and FUCOs to an amount equal to approximately 448% of its current retained earnings—a percentage within the range of those approved by the Commission on several recent occasions.62

(vi)       Black Hills Other Financial Ratios. The financial strength of Black Hills is further reflected in its current Price/Earnings (“P/E”) ratio and Market to Book Ratio. Black Hills’ P/E ratio as of December 6, 2004, was 21.8 compared to the average for utilities in the Standard & Poor’s Electric Utility Index of 15.3. Black Hills’ market to book ratio is currently 1.39, based on a pro forma book value of $21.90 per share as of September 30, 2004, and an assumed market price of $30.40 per share as of December 27, 2004.

(vii)      Black Hills’ Management Controls and Investment Review Process. The Board of Directors of Black Hills has established authorization oversight levels for investments in capital expenditures, mergers, acquisitions, new businesses, divestitures and contracts. Black Hills has a comprehensive development, review, and approval process for investments that includes specific review and approval delegations from the Board of Directors through corporate officers. This process is internally referred to as the “Investment Review Process.” Potential investments in projects are independently reviewed by the senior management team, including, without limitation, the Chief Risk Officer, General Counsel, and

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62.         See, e.g., Dominion Resources, Inc., Holding Company Act Release No. 35-27630 (Dec. 30, 2002) (authorizing investment authority up to 475% of consolidated retained earnings); E. On AG, Holding Company Act Release No. 35-27539 (June 14, 2002) (authorizing investment authority up to 619% of consolidated retained earnings); Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 2001) (authorizing investment authority up to 1000% of consolidated retained earnings).

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Senior Vice President of Corporate Development of Black Hills for completeness of the analysis and adherence to corporate valuation standards in advance of its presentation to the Board of Directors.

All acquisitions above $30 million in consideration are reviewed through the Investment Review Process and must be approved by the Board of Directors. Acquisitions below $30 million of consideration are reviewed by senior management and approved by the CEO under a blanket grant of authority to the CEO by the Board. However, certain acquisitions below this threshold may be brought to the Board of Directors if so advised by members of Senior Management.

The process begins with the development of a business case (“Business Case”). Each investment is reviewed several times by an investment committee (“Investment Committee”) which reviews the assumptions, analysis and strategic fit of the proposed investment. This committee is composed of individuals from various functional areas including legal, tax, accounting, treasury, corporate development, and information systems. The Investment Committee provides a report to senior management indicating any open issues or areas of concern regarding the investment. The Investment Committee does not have approval authority for investments; final decisional authority is reserved to the Board of Directors.

If senior management approves the Business Case, the Investment Committee conducts thorough due diligence with respect to the proposed investment. The Investment Committee obtains input to the due diligence process from internal personnel and outside advisors and consultants, including accountants, investment bankers, engineers, environmental consultants, tax advisors, and attorneys, and based on the results of its diligence, the Investment Committee prepares an updated Business Case for presentation to senior management and the Board of

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Directors. The updated Business Case provides a thorough assessment of the potential benefits and risks of the investment under consideration, including a projection of project economic benefits and an assessment of commercial, operational, financial, regulatory, and legal risks. Black Hills’ senior executives and Board of Directors consider the Investment Committee’s conclusion and make a decision on the potential investment. As mentioned, final decisional authority is reserved to the Board of Directors.

In addition, when considering potential investments in FUCOs, the Investment Committee will consider such additional factors as foreign currency exchange risk and country-specific risks related to political or economic performance.

b.         Rule 53(c)(2): Impact of Investments in EWGs and FUCOs on Utility Subsidiaries, Customers, and Impact on State Regulators. Additional investments in EWGs and FUCOs and financing for such purposes, up to the Aggregate EWG/FUCO Investment Limit, will clearly not have an adverse impact on Black Hills Power or its customers, or on the ability of the South Dakota Commission, the Wyoming Commission, or the Montana Commission to protect Black Hills Power and its customers. This conclusion is supported by (1) the insulation of Black Hills Power and its customers from potential direct adverse effects of Black Hills’ investments in EWGs and FUCOs; (2) the effects of utility regulation in these states; (3) Black Hills Power’s current financial health, and (4) the proven effectiveness of state commission oversight over Black Hills Power.

(i)        Insulation from Risk. All of Black Hills’ investments in EWGs and FUCOs are, and in the future will remain, segregated from Black Hills Power and any other future Utility Subsidiary of Black Hills; all such investments are held in separate corporate entities within the Black Hills System. Any losses that may be incurred by such EWGs and

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FUCOs would have no effect on the rates of any such Utility Subsidiary. Black Hills represents that it will not seek recovery through higher rates from the utility customers of its Utility Subsidiaries in order to compensate Black Hills for any possible losses that it or any subsidiary may sustain on the investment in EWGs or FUCOs or for any inadequate returns on such investments.

In addition, Black Hills commits that none of the current or future Black Hills Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG in which Black Hills owns any interest; the indebtedness of any Black Hills EWG project will not otherwise be recourse to any Black Hills Utility Subsidiary; and there will be no contractual relationship between any Black Hills EWG and any Black Hills Utility Subsidiary other than as identified in Exhibit I-3 and permitted by rule or order. Black Hills’ acknowledges that Rules 46(a) and 42 limit Black Hills ability to make equity distributions from capital surplus without Commission approval.

Moreover, to the extent that there may be indirect impacts on EWG and FUCO investments through effects on Black Hills’ capital costs, the State Commissions have broad discretion to set the cost of capital for the utility subject to their jurisdiction by a variety of accepted means and are free to exclude any adverse impacts due to EWGs and FUCOs. Therefore, the State Commissions have the authority and the mechanisms to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to utility customers. Black Hills commits not to seek recovery in the retail rates of any Black Hills Utility Subsidiary for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

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In addition, investments in EWGs and FUCOs will not have any negative impact on the ability of Black Hills Utility Subsidiaries to fund operations and growth. Black Hills Power currently has financial facilities in place that are adequate to fund operations. The expectation of continued strong credit ratings by Black Hills Power should allow it to continue to access the capital markets to finance its operations and growth.

Black Hills will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of utility employees in connection with providing services to EWGs and FUCOs. No Utility Subsidiary will increase staffing levels to support the operations of any EWG or FUCO. Development of new EWG or FUCO projects will be conducted through Black Hills Energy or one or more of its Subsidiaries.63

Finally, Black Hills will comply with the other conditions of Rule 53(a) providing specific protections to customers of its Utility Subsidiaries, including the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

(ii)        Financial Health of Black Hills Power. Black Hills Power is a financially strong company with stable earnings and cash flows and sound investment grade ratings by the major nationally recognized rating agencies. At September 30, 2004, Black Hills Power ratios were common equity 45%, current maturities 13%, and long-term debt 42%.

As noted previously, Black Hills Power has investment grade credit ratings from Moody’s Investors Service and Standard & Poor’s, as follows:

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63.         As set out it Item 1.G.4, Black Hills is seeking authorization for Black Hills Power to provide limited services to affiliated EWGs. Notwithstanding these plans, Black Hills Power will be in compliance with the requirement of Rule 53 that limits the number of its employees who can render services to EWGs and FUCOs.

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	Moody’s	Standard & Poor’s

Black Hills Power, Inc.

Issuer rating	Baa2	BBB-

Senior secured debt	Baa1	BBB

Pollution control revenue bonds	Baa2	No Rating

             Black Hills’ current and proposed investments in EWGs and FUCOs will not have any negative impact on Black Hills Power’s ability to fund operations and growth. Current projections indicate that Black Hills Power will continue to fund operations and construction expenditures primarily from internal sources of cash and credit facilities. Moreover, there is ongoing evidence that Black Hills Power can access capital markets as needed, although its ability to issue debt and preferred equity securities in the future depends upon earnings coverages and market factors at the time such securities are issued.

(iii)       Adequacy of State Commission Oversight. Three State Commissions have jurisdiction over the operations of the Black Hills Power -- the South Dakota Commission, the Wyoming Commission, and the Montana Commission. The State Commissions are able to protect utility customers within their respective states. The State Commissions each have considerable authority to regulate transactions between Black Hills Power and its affiliates to ensure that customers of the utility are not harmed by such transactions.

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In South Dakota, the home to the vast majority of Black Hills Power’s utility customers,64 the South Dakota Commission has the authority and the means to regulate all of Black Hills Power’s rates, fees, and charges for public utility service, “to the end that the public shall pay only just and reasonable rates for service rendered.”65 The South Dakota Commission has authority to disallow for rate-making purposes any unreasonable profit made in the sale of materials to or service supplied to Black Hills Power by any subsidiary or affiliate.66 Under the statute, the burden of proof is on the public utility to prove that no unreasonable profit is involved.67 Similarly, in Wyoming and Montana, where a small number of Black Hills Power customers reside, the Wyoming Commission and the Montana Commission have the authority to regulate Black Hills Power’s rates.68 For these reasons, the State Commissions will have adequate authority to protect Black Hills Power’s customers from any adverse effect associated with Black Hills’ existing and proposed investments in EWGs and FUCOs.

Accordingly, Black Hills requests that the Commission grant Black Hills an exception to the requirements of Rule 53(a)(1) in connection with the proposed financing for the purpose of authorizing additional investments in EWGs and FUCOs, subject to the limitation that Black Hills’ aggregate investment in EWGs and FUCOs will not exceed the $1.4 billion Aggregate EWG/FUCO Investment Limit during the Authorization Period.

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64.         Of Black Hills Power’s approximately 60,000 retail customers in its service area in western South Dakota, eastern Wyoming, and southern Montana, approximately 2,500 reside in Wyoming and 34 reside in Montana. The remainder reside in South Dakota

65.	S.D. Codified Laws § 49-34A-6.
66.	S.D. Codified Laws § 49-34A-19.2
67.	Id.
68.	See Wyo. Stat. Ann. § 37-3-106; Mont. Rev. Code Ann. § 69-3-302.

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(iv)       Rule 53(b) Factors. In addition to demonstrating that Black Hills satisfies the requirements of Rule 53(c), none of the financial benchmarks specifically contemplated by Rule 53(b) applies to Black Hills:

•	there has been no bankruptcy of Black Hills or any of its affiliate or associate companies (Rule 53(b));

•

Black Hills’ pro forma average consolidated retained earnings for the four most recent quarterly periods have not decreased by more than 10% from the average for the preceding four quarterly periods (Rule 53(b)(2)); and

•

in the previous fiscal year, Black Hills did not report operating losses attributable to its direct or indirect investments in its EWGs and FUCOs that exceeded an amount equal to 5% of its consolidated retained earnings (Rule 53(b)(3)).

Black Hills will notify the Commission by filing a post-effective amendment in this proceeding in the event of the other circumstances described in Rule 53(b) arise during the Authorization Period.

3.	Black Hills’ Rule 53 Undertakings

Black Hills hereby undertakes to file a report with the Commission within 60 days after the end of the first three calendar quarters each year and 90 days after the end of the last calendar quarter, providing as of the level of the applicable quarter (unless otherwise stated below):

•

a computation in accordance with Rule 53(a) setting forth Black Hills’ “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings,” and a calculation of the amount remaining under the Aggregate EWG/FUCO Investment Limit as then in effect;

•	a breakdown showing Black Hills’ aggregate investment in each individual EWG/FUCO project covered by the Aggregate EWG/FUCO Investment Limit;

•	consolidated capitalization ratio of Black Hills’ as of the end of that quarter, with consolidated debt to include all Short-Term Debt and non-recourse debt of all EWGs and FUCOs;

•	the market-to-book ratio of Common Stock;

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•	identification of any new EWG/FUCO project covered by the Aggregate EWG/FUCO Investment Limit in which Black Hills has invested or committed to invest during the preceding quarter;

•	analysis of the growth in consolidated retained earnings which segregates total earnings growth of EWGs and FUCOs from that attributable to other Subsidiaries of Black Hills; and

•	a statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

F.	Request for Additional Investment Authorization

This Application also seeks the authorization and approval of the Commission with respect to certain activities related to non-utility investments in EWGs, FUCOs, ETCs, and other energy-related investments permitted under Rule 58, as well as investments in Energy-Related Assets and “Non-U.S. Energy Related Subsidiaries,” as such terms are defined herein, for the duration of the Authorization Period (collectively, the “Permitted Non-Utility Investments”). Specifically, in addition to the authority to invest an aggregate amount of up to $1.4 billion in EWGs and FUCOs and up to 15% of its consolidated capitalization in Rule 58 companies, Black Hills requests authorization to engage in the investment activities summarized below:

Development and Administrative Activities. Black Hills requests authority, directly or through Non-Utility Subsidiaries, to engage in preliminary development activities (“Development Activities”) and administrative and management activities (“Administrative Activities”) with respect to Permitted Non-Utility Investments.69 Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments

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69.	Scottish Power plc, et al., Holding Company Act Release 35-27831 (April 1, 2004).

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with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of, or interests in, new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage Black Hills’ investments in nonutility subsidiaries.

Acquisition of Energy-Related Assets. Black Hills requests authority to expend directly or through Non-Utility Subsidiaries up to $300 million to develop or acquire non-utility energy assets that are incidental and related to its business as an electricity and energy commodities marketer and broker, or other energy-related businesses (“Energy-Related Assets”). Energy-Related Assets include natural gas exploration and production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and transportation and storage facilities, gas or coal reserves, electric metering and customer electric equipment and associated facilities, and other physical assets that are incidental to and reasonably necessary in the day-to-day conduct of energy marketing, brokering and trading operations or other energy-related businesses.70 Energy-Related Assets will not include any “utility assets” within the meaning of the Act.

New Intermediate Subsidiaries for Internal Corporate Structuring. Black Hills requests authority to acquire directly or through Non-Utility Subsidiaries the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities (“Intermediate

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70.         See Progress Energy, Inc., et al., Holding Company Act Release 35-27673 (May 5, 2003); Progress Energy, Inc., et al., Holding Company Act Release 35-27297 (December 12, 2000).

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Subsidiaries”) which would be created and organized exclusively for the purpose of acquiring, holding and/or financing or facilitating the acquisition or disposition of Permitted Non-Utility Investments, as described in Section F.3, below.

Internal Corporate Reorganizations. Black Hills and its Subsidiaries request authority to undertake internal reorganizations of then existing and permitted subsidiaries and businesses. Such internal reorganizations will be accomplished through a contribution, sale, distribution, assignment or other transfer from one entity and the acquisition by another entity of the securities, assets, or interests in such entities. Such internal corporate reorganizations will not include any transfer of utility assets or the securities of any Utility Subsidiary, as described in Section F.4, below.

Non-U.S. Energy Related Subsidiaries. Black Hills requests authority to engage through Non-Utility Subsidiaries in energy-related activities that, but for being conducted outside the United States, would constitute Rule 58 exempt activities. Non-U.S. Energy-Related Subsidiaries will engage only in certain types of activities which the Commission has previously approved.

1.	Development Activities and Administrative Activities

In connection with existing and future Permitted Non-Utility Investments, Black Hills requests authority to engage directly and through Non-Utility Subsidiaries in Development Activities and Administrative Activities associated with such investments. Development Activities and Administrative Activities include preliminary activities designed to result in a Permitted Non-Utility Investment such as an EWG or FUCO, including due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or

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regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of, or interests in, new businesses; provided, however, such preliminary activities may not qualify for such status until the project is more fully developed.71 Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage Black Hills and its Subsidiaries’ investments in nonutility subsidiaries.72 Approval is sought for Development Activities and Administrative Activities. Development Activities and Administrative Activities provided by one Non-Utility Subsidiary to any associate company will be provided “at cost” in accordance with Section 13(b) and rules 90 and 91 of the Act.

Black Hills proposes to expend directly or through Non-Utility Subsidiaries up to $100 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities. Black Hills proposes a “revolving fund” concept for permitted Development Activities. To the extent a subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, a Rule 58 company, or an Energy-Related Asset, the amount so expended will cease to be Development Activities and then be considered as part of the “aggregate investment” in such entity. In the case of EWGs, FUCOs, Rule 58

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71.	See Scottish Power plc, et al., Holding Company Act Release No. 35-27831 (April 1, 2004).
72.	See Scottish Power plc, et al., Holding Company Act Release No. 35-27831 (April 1, 2004).

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company, Energy-Related Asset, such aggregate investment will then count against the limitation on such aggregate investment under Rule 53 or 58, as modified by Commission order applicable to Black Hills with respect to this Application. The types of Development Activities and Administrative Activities described above, and the use of a revolving fund for permitted investments in Development Activities has been approved by the Commission in several prior cases.73

2.	Acquisition of Additional Energy-Related Assets

Black Hills requests authority to expend directly or through its Non-Utility Subsidiaries up to $300 million to develop or acquire additional Energy-Related Assets that are related to its business as an electricity and energy commodities marketer and broker or other energy-related businesses, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy-Related Assets;74 provided that the acquisition and ownership of such Energy-Related Assets would not cause any subsidiary to be or become an “electric utility company” or “gas utility company,” as defined in Sections 2(a)(3) and 2(a)(4) of the Act. Energy-Related Assets will be acquired only in the countries in which Black Hills is authorized to conduct its electricity and energy commodities marketing and brokering business, currently the United States and, if approved herein, Canada and Mexico.

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73.         Exelon Corporation, Holding Company Act Release No. 35-27545 (June 27, 2002); Progress Energy, Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000); AGL Resources, Inc., Holding Company Act Release No. 35-27243 (Oct. 5, 2000).

74.         Energy-Related Assets include oil and natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities that will be incidental to and assist Black Hills’ Non-Utility Subsidiaries in connection with their marketing, brokering, and trading activities. American Electric Power Company, Inc., et al., Holding Company Act Release No. 35-27842 (April 30, 2004); American Electric Power Company, Inc., et al., Holding Company Act Release No. 35-26933 (November 2, 1998).

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Black Hills will not acquire directly or indirectly any Energy-Related Assets in any other country unless its activities in that country have been approved by the Commission in a subsequent order. Energy-Related Assets will not constitute additional investments in EWGs or FUCOs. The Commission has approved the acquisition of such Energy-Related Assets in several prior cases.75

3.	New Intermediate Subsidiaries for Internal Corporate Structuring

Black Hills proposes to create and acquire directly or indirectly through Non-Utility Subsidiaries the securities of one or more Intermediate Subsidiaries. Intermediate Subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating Black Hills’ investments in, other direct or indirect Permitted Non-Utility Investments. Intermediate Subsidiaries that are subsidiaries of Non-Utility Subsidiaries may also engage in Development Activities and Administrative Activities.

There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in Permitted Non-Utility Investments. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form

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75.         Progress Energy, Inc., Holding Company Act Release No. 35-27673 (May 5, 2003); Exelon Corporation, Holding Company Act Release No. 35-27545 (June 27, 2002); Alliant Energy Corporation, Holding Company Act Release No. 35-27448 (Oct. 3, 2001); Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); Entergy Corporation, Holding Company Act Release No. 35-27334 (Jan. 5, 2001); American Electric Power Company, Holding Company Act Release No. 35-27313 (Dec. 21, 2000).

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a foreign Non-Utility Subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Black Hills to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for Black Hills or its Subsidiaries.

Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sale of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets. An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 company; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Black Hills System and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Permitted Non-Utility Investments; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Black Hills’ exposure to U.S. and foreign taxes; (7) to further insulate Black Hills and its Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

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Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) Guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. If any financing is necessary in the formation of Intermediate Subsidiaries it will be done pursuant to the authorization of the Commission, such as the financing authority provided pursuant to this Application or pursuant to Rule 52. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from Black Hills’ available funds.

To the extent that Black Hills provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG, FUCO or a Rule 58 company, the amount of such funds will be included in Black Hills’ “aggregate investment” in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable and as modified by Commission order applicable to Black Hills pursuant to this Application.

The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined above and will not increase the authorized level of aggregate investment in EWGs, FUCOs, Rule 58 companies or any other business subject to an investment limitation under the Act. The Commission has approved the organization and acquisition of Intermediate Subsidiaries in several recent cases.76

4.	Internal Corporate Reorganizations

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76.         Cinergy Corporation, Holding Company Act Release No. 35-27779 (Dec. 22, 2003); Exelon Corporation, Holding Company Act Release No. 35-27545 (June 27, 2002); Progress Energy, Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000).

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Black Hills currently engages directly or through Non-Utility Subsidiaries in certain non-utility businesses. Black Hills seeks authority to engage in internal corporate reorganizations to better organize its Non-Utility Subsidiaries and investments as necessary in Black Hills’ judgment. No authority is sought under this heading to make new investments or to change the organization for any Utility Subsidiaries.

To effect a consolidation or other reorganization, Black Hills or a Subsidiary may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary (including to a newly formed Intermediate Subsidiary) or sell (or cause a Non-Utility Subsidiary to sell) the equity securities or all or part of one Non-Utility Subsidiary to another one. These transactions may also take the form of a Non-Utility Subsidiary selling or transferring the equity securities of a subsidiary or all or part of that subsidiary’s assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of that subsidiary, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intra-system sale of a equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, Black Hills may determine to transfer such securities or the assets of such Non-Utility Subsidiaries to other Subsidiaries as described herein. Black Hills may also liquidate or merge Non-Utility Subsidiaries.

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Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Black Hills requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

The transactions proposed under this heading will not involve the sale, transfer, or other disposition of any utility assets of any Utility Subsidiary to any other person. The transactions proposed under this heading will also not involve any change in the corporate ownership of, or involve any restructuring of, the Utility Subsidiary. “Utility Subsidiary” for this purpose means any subsidiary of Black Hills which owns or operates utility assets within the meaning of Sections 2(a)(3), 2(a)(4), 2(a)(5), and 2(a)(18) of the Act.

5.	Non-U.S. Energy Related Subsidiaries

Black Hills requests authority herein to acquire directly or indirectly only Non-U.S. Energy Related Subsidiaries of the type listed herein. These activities are substantially identical to activities that have been approved for other registered holding companies outside the United States. Approval is sought for Non-U.S. Energy Related Subsidiaries to engage in sales of the following goods and services outside the United States:

“Energy Management Services.” Energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design implementation, monitoring and evaluation of energy conservation programs;

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development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment and general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning, electrical and power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer’s electrical systems. In the event Black Hills proposes to acquire an Energy Related Subsidiary that owns distributed power generation systems that would constitute utility assets under the Act, Black Hills will, as necessary, seek any required approvals from the Commission.

“Consulting Services.” Consulting services with respect to energy-related and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill desegregation tools and bill inserts), risk management services, communications systems, information systems/data processing,

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system planning, strategic planning, finance, general management consulting including training activities, feasibility studies, and other similar related services.

“Energy Marketing.” The brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage, and procurement. Consistent with existing precedent, Black Hills requests authority to conduct Energy Management Services and Consulting Services anywhere outside the United States and to conduct Energy Marketing activities in Canada and Mexico.77 To the extent that non-U.S. operations involve additional or different risks than U.S. operations, Black Hills will evaluate and seek to mitigate those risks in a manner similar to the manner it evaluates EWG and FUCO investments as described elsewhere in this Application.

G.	Intra-System Service Transactions

The Black Hills system companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction. The provision of goods, services, and construction by Black Hills system companies to other Black Hills system companies will be carried out in accordance with the requirements and provision of Rules 87, 90, and 91 unless otherwise authorized by the Commission by order or by rule. With respect to exceptions to the cost rules requested below for an interim period following registration, Black Hills commits that, no later than 12 months following the date of the Commission’s order with respect to this Application, all transactions subject to an interim exemption or waiver will be conducted in accordance with the Commission’s pricing standards for affiliate transactions.

1.	Black Hills Services Company

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77.         See, e.g., Exelon Corporation, Holding Company Act Release No. 35-27545 (June 27, 2002); Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); Progress Energy, Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000).

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Rule 88(b) provides that “[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule] 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it.” In several recent cases, the Commission has made findings under Section 13(b) based on information set forth in an Application on Form U-1, without requiring the formal filing of a Form U-13-1.78 In this Application, Black Hills is submitting substantially the same information required in connection with the filing of a Form U-13-1. Accordingly, it is appropriate for the Commission to find that Black Hills Services will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

Black Hills Services will be the service company subsidiary for the Black Hills System and will provide Black Hills Power and Black Hills’ Non-Utility Subsidiaries with some or all of the following types of services: administrative, management, and support services, including services relating to support of electric and gas plant operations (i.e., energy supply management of the bulk power and natural gas supply, procurement of fuels, coordination of electric and

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78.         Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); Energy East Corporation, Holding Company Act Release No. 35-27248 (Oct. 13, 2000); New Century Energies, Inc., Holding Company Release No. 35-27212 (Aug. 16, 2000); American Electric Power Company, Inc., Holding Company Act Release No. 35-27186 (June 14, 2000); UNITIL Corporation, Holding Company Act Release No. 35-25524 (April 24, 1992).

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natural gas distribution systems, maintenance, construction and engineering work); customer bills, and related matters; materials management; facilities; real estate; rights of way; human resources; finance; accounting; internal auditing; information systems; corporate planning and research; public affairs; corporate communications; legal; environmental matters; executive services and the other services listed identified in the Services Agreements. Black Hills Services will have a minimal capitalization—not more than 1,000 shares with total equity capital of not more than $10,000.

In accordance with the standard forms of Services Agreements provided as Exhibit B-2, the cost of services provided by Black Hills Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. The costs incurred by Black Hills Services will be accumulated in accounts of the service company and be directly assigned, distributed, or allocated to the appropriate client company in accordance with the guidelines set forth in the Services Agreements and the procedures in a “Procedures Manual,” a copy of which will be provided to the Commission’s Staff. Black Hills Services will have an internal audit group which, among other things, will audit the assignment of service company charges to the Subsidiary receiving services. Black Hills Services’ accounting and cost allocation methods and procedures will be structured so as to comply with the Commission’s standards for service companies in registered holding company systems. Black Hills Services will be staffed primarily by transferring existing personnel from the current employee rosters of Black Hills, Black Hills Power, and certain Non-Utility Subsidiaries. Black Hills Services will have its headquarters in Rapid City, South Dakota, and will conduct substantial operations in Rapid City and Golden, Colorado.

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As compensation for services, the standard form of Services Agreement for Utility Subsidiary, as well as any Subsidiary that is involved in directly providing goods, construction, or services to the Utility Subsidiary, provides that “Client Company shall pay to Black Hills Services all costs which reasonably can be identified and related to particular services provided by [Black Hills Services] for or on Client Company’s behalf (except as may otherwise be permitted by the SEC).”

The form of Services Agreement for Non-Utility Subsidiaries provides that “Client Company shall pay to [Black Hills Services] charges for services that are to be no less than cost, except as may otherwise be permitted by the SEC, insofar as costs can reasonably be identified and related by [Black Hills Services] to its performance of particular services for or on behalf of Client Company.”

Where more than one company is involved in or has received benefits from a service performed, the Services Agreements will provide that the such costs “shall be fairly and equitably allocated using the ratios set forth” in the Services Agreements. Thus, charges for all services provided by Black Hills Services to Utility Subsidiary will be as determined under Rules 90 and 91 of the Act. Except for the requested exceptions discussed below, services provided by Black Hills Services to Non-Utility Subsidiaries pursuant to the Services Agreements will also be charged as determined under Rules 90 and 91 of the Act. In the event that any changes to the Services Agreements or allocations are needed to more accurately allocate costs to Black Hills Power or Non-Utility Subsidiaries, Black Hills will propose such changes to the Commission as they become known.

No change in the organization of Black Hills Services, the type and character of the companies to be serviced, the factors for allocating costs to associate companies, or in the broad

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categories of services to be rendered subject to Section 13 or the Act, or any rule, regulation or order thereunder, shall be made unless and until Black Hills Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Black Hills Services within the sixty-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation, or order thereunder, the proposed change shall not become effective unless and until Black Hills Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective. Black Hills believes that the Services Agreements fully comply with Section 13 of the Act and the Commission’s rules and regulations thereunder.

2.	Services, Goods, and Assets Involving a Utility Subsidiary

Black Hills Power may provide to other associate companies services incidental to its utility businesses, including but not limited to, infrastructure services maintenance, storm outage emergency repairs, supply planning services, switchyard activities and services of personnel with specialized expertise related to the operation of the utility. These services will be provided in accordance with Rules 87, 90, and 91.

In addition, in accordance with Rules 87, 90, and 91, a Black Hills Utility Subsidiary may provide certain goods or services, at cost, through a services arrangement or otherwise to one or more associate companies, such as generating facility operation and maintenance, and certain assets may be used by one Utility Subsidiary for the benefit of one or more other associate companies, such as jointly-owned fuel handling facilities and other components of jointly-owned facilities and equipment that support Utility and Non-Utility generating facilities. For instance,

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Black Hills Power’s Neil Simpson II and Black Hills Wyoming’s Wygen79 coal-fired power plants are both situated in a common facility located at the Wyodak coal mine in Wyoming. Black Hills Power and Black Hills Wyoming own different portions of coal handling and other common facilities and equipment that support the operation of the generating units, and Black Hills Power personnel operate the Wygen power plant under contract with Black Hills Wyoming on an at-cost basis. These arrangements support the efficient operation of the Black Hills System by eliminating the need for redundant facilities and personnel. Neither Black Hills Wyoming nor any other Black Hills EWG subsidiary owns or operates any other coal-fired generating facilities, while Black Hills Power owns interests in five coal-filed plants and has decades of experience operating coal-fired generation. Black Hills Power’s operation of Black Hills Wyoming’s Wygen coal-fired plant permits the sharing of best management, safety, maintenance, and operating practices within the Black Hills System, which reduces the risk and potential impact for prolonged outages due to technical problems. Black Hills therefore requests authorization for Black Hills Power to share services with Black Hills Wyoming.80 The continuation of these services will result in the most efficient operation of the generation function within the Black Hills System. To the extent these services might exceed those incidental services allowable under applicable rules, Black Hills seeks approval pursuant to Rules 85(a), 87(a)(3), or otherwise

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79.         The Wygen plant is owned by Wygen Funding, Limited Partnership, an unaffiliated third party, but is leased by Black Hills Wyoming, Inc., an EWG subsidiary of Black Hills Energy.

80.         These services may include such services as engineering and technical support and functions, coal procurement, engineering, information systems, resource and emergency planning, maintenance, quality assurance, management services and support, offsite safety review, and other services beneficial to the efficient operation of Black Hills Power and Black Hills Wyoming generation facilities.

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for Black Hills Power to provide such services, at cost as defined in Rules 90 and 91, as required for the efficient operation of the Black Hills System.81

3.	Non-Utility Subsidiary Transactions

Black Hills requests authorization for Black Hills Services and its Non-Utility Subsidiaries to enter into agreements, and/or continue the effectiveness of existing agreements, to provide construction, goods, or services to certain associate companies enumerated below at fair market prices determined without regard to cost and therefore requests an exemption (to the extent that Rule 90(d) of the Act does not apply)82 under Section 13(b) from the cost standards of Rules 90 and 91. In recent decisions,83 the Commission has approved such relief allowing “at market” pricing for the following types of transactions, and Black Hills requests similar relief, if the Client Company is:

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81.         The Commission authorized a similar arrangement in Exelon Corporation, Holding Company Act Release No. 35-27256. In that order the Commission authorized Exelon Generation Company LLC, a utility subsidiary of Exelon Corporation, to provide nuclear power plant management, operating, maintenance, and other services to AmerGen Energy Company LLC, an EWG subsidiary of Exelon Corporation that owns several nuclear power plants, where Exelon demonstrated that the coordinated operation of multiple plants within a larger organization, rather than as stand-alone plants, offered the potential for greater operational efficiencies and economies of scale and reduced the risk and potential impact of prolonged outages due to technical problems or local regulatory concerns.

82.         Under Rule 90(d)(1), the price of services, construction, or goods is not limited to cost if neither the buyer nor the seller of such services, construction, or goods is (i) a public-utility holding company, (ii) an investment or similar company as defined in the Rule, (iii) a company in the business of selling goods to associate companies or performing services or construction (i.e., a “service company”), or (iv) any company controlling an entity described in (i), (ii), or (iii). In general, therefore, goods, services, or construction provided from one Non-Utility Subsidiary to other Non-Utility Subsidiaries (other than any service company) are not subject to the cost restrictions and may be priced at market, which may be above or below cost. A Non-Utility Subsidiary would generally be permitted to make such sales of goods, services or construction to another Non-Utility Subsidiary under Rule 87(b).

83.         See, e.g., Progress Energy, Inc., Holding Company Act Release No. 35-27297 (Dec. 12, 2000); Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000); New Century Energies, Inc., Holding Company Act Release No. 35-27212 (Aug. 16, 2000); Interstate Energy Corporation, Holding Company Act Release No. 35-27069 (Aug. 26, 1999); Ameren Corporation, Holding Company Act Release No. 35-27053 (July 23, 1999); Entergy Corporation, Holding Company Act Release No. 35-27039 (June 22, 1999); Entergy Corporation, Holding Company Act Release No. 35-27040 (June 22, 1999).

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(1)	a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

(2)

an EWG that sells electricity at market-based rates that have been approved by the FERC or other appropriate state public utility commission, provided that the purchases of the EWG’s electricity is not an affiliated public utility or an affiliate that resells such power to an affiliated public utility;

(3)

a QF under the Public Utility Regulatory Policies Act of 1978 (“PURPA”) that sells electricity exclusively at rates negotiated at arm’s length to one or more industrial or commercial customers purchasing such investment or similar electricity for their own use and not for resale, or to an electric utility company other than an affiliated electric utility at the purchaser’s “avoided cost” determined under PURPA;

(4)

an EWG or a QF that sells electricity at rates based upon its costs of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not an affiliated public utility; or

(5)

an ETC under Section 34 of the Act, an “energy-related” company under Rule 58 or any other Non-Utility Subsidiary that (i) is partially owned, provided that the ultimate purchases of goods or services is not a Utility Subsidiary, (ii) is engaged solely in the business of developing, owning, operating, and/or providing services or goods to Non-Utility Companies described in (1) through (4) above, or (iii) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public-utility company operating within the United States.

4.	Existing Affiliate Arrangements and Request for Exemption

Black Hills provides as Exhibit I-3 a list and description of existing affiliate arrangements among its Subsidiaries, including the existing arrangements between its Non-Utility Subsidiaries and Black Hills Power, along with a summary of the proposed changes to the arrangements in connection with Black Hills’ transition to a registered holding company. Black Hills requests a determination that the Subsidiaries identified in this exhibit may continue to engage in the transactions described therein pursuant to Rule 87(a)(3) or otherwise.

In addition, Black Hills requests an exemption under Section 13(b) of the Act from the cost standards of Rules 90 and 91 for Black Hills Power to continue to provide certain goods and

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services to certain Subsidiaries at market prices for a period of not longer than 12 months following the date of the Commission’s order with respect to this Application. The existing arrangements subject to this exemption request are described in Exhibit I-3. Black Hills will take all steps necessary to develop accounting methods and other safeguards sufficient to ensure that at the end of such 12-month period, to the extent that these entities continues to do business with Black Hills Power, that only those costs properly chargeable to those goods and services are included in billings to Black Hills Power, unless such goods and services are otherwise exempt from the “at cost” pricing requirement. In particular, Black Hills will provide that any cost of capital included in “cost,” as permitted under Rules 90 and 91, will comply with Commission guidelines.

Black Hills Power also has important reasons to seek to share other services with existing and future EWGs of Black Hills. These services may include such services as engineering and technical support functions, fuel procurement, information systems, maintenance, quality assurance, management services and support, safety reviews, and other services beneficial to the efficient operation of Black Hills Power’s generating facilities. These services could involve a substantial number of employees and other resources but will result in the most efficient operation of Black Hills Power’s generating facilities. Black Hills seeks approval pursuant to Rule 87(a)(3) or otherwise for Black Hills Power and affiliated EWGs to provide such services, at cost as defined in Rules 90 and 91, to each other as required for the efficient operation of the generating facilities in the Black Hills System.

Black Hills also seeks confirmation pursuant to Rules 80(b), 81, 87, and 90(d) that certain existing affiliate arrangements among its Subsidiaries (e.g., regulated power sales, sales of regulated telecommunications services, natural gas sales, sales of coal produced by the seller,

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etc.), as described in Exhibit I-3, are exempt from Rules 80 through 95 pertaining to services, sales, and construction in general or the “at cost” pricing requirements of Rules 90 and 91 in particular.

Finally, Black Hills seeks approval pursuant to Section 13(b) of the Act to retain an existing inter-affiliate arrangement in which Wyodak Resources Development Corporation (“Wyodak Resources”) sells delivered coal produced at its Wyodak coal mine to Black Hills Power pursuant to a cost-based pricing formula methodology. Black Hills Power uses the coal procured from Wyodak Resources to fuel its coal-fired generating facilities, some of which are mine-mouth plants located at the Wyodak mine site.

Wyodak Resources sells coal to Black Hills Power pursuant to a cost-based rate formula methodology approved by the South Dakota Commission. Under the formula methodology, Wyodak Resources charges Black Hills a price for coal which includes (1) Wyodak Resources’ cost of coal production; (2) Wyodak Resources’ cost of coal processing and on-site transportation to Black Hills Power’s on-site generating facilities; and (3) a return on investment on assets associated with coal production, processing, and transportation for Black Hills Power.

Wyodak Resources also sells coal it produces at the Wyodak mine to PacifiCorp to fuel PacifiCorp’s portion of the Wyodak generating plant, which PacifiCorp owns jointly with Black Hills Power,84 as well as to other unaffiliated customers who use Wyodak Resource’s coal in their generating facilities. Wyodak Resources sells coal to PacifiCorp and its other unaffiliated customers under contracts with prices negotiated at arm’s length.

The cost-based prices for delivered coal sold by Wyodak Resources to Black Hills Power are comparable to the market prices for comparable delivered coal available from non-affiliated

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84.         The Wyodak generating plant is located at the Wyodak mine site. PacifiCorp owns 80% of the Wyodak plant, and Black Hills Power owns 20%.

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producers. Wyodak Resource’s prices charged to Black Hills Power under the cost-based pricing methodology consistently are lower than the price Wyodak Resources charges to PacifiCorp for comparable delivered coal under those parties’ negotiated-price contract. In addition, the Wyoming Department of Revenue recently concluded that Wyodak Resources’ cost-based pricing methodology for sales of coal to Black Hills Power produces prices representative of the fair market value of Wyodak Resources’ coal.85 Accordingly, Black Hills should be permitted to retain the existing inter-affiliate coal supply arrangement between Wyodak Resources and Black Hills Power pursuant to Section 13(b) of the Act.

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85.         Letter from Wyoming Department of Revenue to Wyodak Resources Development Corporation, November 17, 2004.

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5.	Phase-in of Compliance with Service Company Requirements

Black Hills expects Black Hills Services to be formed within 60 days of the issuance of the Commission’s order with respect to this Application. However, Black Hills seeks authority to delay, for a period not longer than 12 months following the date of such order, the full implementation of all expected services to be provided by Black Hills Services and full implementation of required accounting systems and cost allocation methodologies, provided that Black Hills commits to implement the Commission’s “at cost” requirements under Rule 90 as soon as practicable for each type of service following the establishment of Black Hills Services. Such transition period is necessary to accommodate the complexities of the formation and implementation of the services company. First, appropriate personnel from Black Hills and its Subsidiaries will be transferred to Black Hills Services’ employ, but the timing of those transfers will be subject to the need to transfer employee benefit, health, and pension plans, contracts, licenses, and permits to Black Hills Services subject to the receipt of applicable approvals and consents from regulators, counterparties, and vendors. Moreover, Black Hills Services will need to develop systems to fully implement the desired accounting requirements. Black Hills anticipates that it will take up to twelve months to transfer employees to Black Hills Services, develop and implement accounting and other systems, and make Black Hills Services fully operational. Accordingly, Black Hills requests a phased-in transition period for Black Hills Services of up to twelve months.86 Black Hills commits that not later than October 1, 2005, it will file a post-effective amendment in this filing describing the required accounting systems and

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86.         The Commission has allowed similar phase-in periods in the past for companies becoming subject to the Act for the first time as a result of a merger or acquisition. See, e.g., Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2001); AGL Resources, Inc., Holding Company Act Release No. 35-27243 (Oct. 5, 2000); New Century Energies, Inc., Public Holding Company Act Release No. 35-27212 (Aug. 16, 2000); Dominion Resources, HCAR No. 35-27113 (Dec. 15, 1999).

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cost allocation methodologies and requesting, as necessary, a supplemental order of the Commission with respect to Black Hills Services.

Black Hills commits that to the extent Black Hills Power was providing goods and services to affiliates at cost-based pricing prior to the transition period, Black Hills Power will continue to provide any such services “at-cost” during the transition period and not convert the pricing arrangements to market-rate pricing during the transition period, except as may be permitted by the Commission.

Black Hills anticipates that after it gains experience operating as a registered holding company and having many service functions provided by Black Hills Services, it may conclude that its service cost allocation methodologies and procedures identified in the standard forms of Services Agreements provided in Exhibit B-2 may require modification to better reflect cost responsibilities and better suit Black Hills’ needs and practices. Black Hills reserves the right to modify its service cost allocation methodologies and procedures consistent with the Commission’s standards for service companies in registered holding company systems. Black Hills will request approval from the Commission for such modifications to the extent required by law and the Commission’s regulations.

H.	Rule 54 Analysis

Rule 54 states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. As described in detail in Item 1.E above, Black

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Hills will not be in compliance with all of the provisions of the Rule 53 safe harbor. Black Hills believes that, for the reasons discussed above, the Commission should approve additional financing for the purpose of making additional investments in EWGs and FUCOs up to the Aggregate EWG/FUCO Investment Limit limitation. For those same reasons, Black Hills requests that the Commission make no adverse findings under Rule 54 in connection with the financing and investment approvals sought herein for other purposes.

I.	Certificates of Notification

It is proposed that, with respect to Black Hills, the reporting systems of the 1934 Act and the 1933 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Black Hills. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter.

A copy of relevant document (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from, 1933 Act or 1934 Act filings in such Rule 24 certificates. The Rule 24 certificates will contain the following information as of the end of the applicable quarter (unless otherwise stated below):

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(a)	The sales of any Common Stock or Preferred Securities by Black Hills and the purchase price per share and the market price per share at the date of the agreement of sale;

(b)

The total number of share of Common Stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

(c)

If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

(d)	If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

(e)	The amount and terms of any Black Hills indebtedness issued during the quarter;

(f)	The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter;

(g)	The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52;

(h)	The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;

(i)

The name, parent company, and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter;

(j)	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

(k)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, that has engaged in jurisdictional financing transactions during the quarter;

(l)	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Black Hills on a consolidated basis and each Utility Subsidiary;

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(m)

A retained earnings analysis of Black Hills on a consolidated basis and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter; and

(n)

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

Black Hills proposes to file consolidated quarterly reports pursuant to Rule 24 with respect to the matters covered in this Application commencing with the quarterly report for the first full calendar quarter which ends at least 45 days following the date of the order herein.

Item 2.	Fees, Commissions and Expenses

Black Hills expects to pay or incur approximately $250,000 in aggregate fees, commissions, and expenses, directly or indirectly, in connection with the internal restructuring described above. The fees and expenses related to financing transactions and other investment activities for which approval is sought herein cannot be estimated at this time.

Item 3.	Applicable Statutory Provisions
A.	Applicable Provisions

Sections 6, 7, 9, 10, 11, 12, 13, 32, 33, and 34 of the Act and Rules 42, 43, 45, 52, 53, 54, 58, 88, 89, 90, 91, and 92 are considered applicable to the proposed financing, investment, and intra-system service transactions described herein. The legal issues and Commission precedents associated with the authorizations and approvals requested with respect to these transactions are discussed in detail above in Item 1. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.	Compliance with Section 11(b)(1) of the Act

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Under Section 11(b)(1) of the Act, the Commission is generally required to limit the operations of a registered holding company and its subsidiaries to those of a “single integrated public utility system and such other businesses as are reasonably incidental or economically necessary or appropriate to the operations of such integrated public-utility system.” The Black Hills electric system is currently an “integrated public utility system,” and the Black Hills existing non-utility businesses are all “reasonably incidental or economically necessary or appropriate” to the operations of this System.

1.	Single Integrated Utility System

The Black Hills System clearly constitutes an “integrated electric utility system” within the meaning of Section 2(a)(29)(B) of the Act. 87 As described above in Item 1.B.2, Black Hills Power serves a single interconnected service territory in three contiguous western states. All of the operations of Black Hills Power, including customer billing, call center operations, equipment operations and maintenance, system dispatch and coordination, and electricity purchasing, among others, are planned and conducted on a centralized system-wide basis. The principal executive offices of Black Hills Power are located in Rapid City, South Dakota. Black Hills Power is subject to regulation by the State Commissions with respect to rates, service, and other matters in each of the three state in which it operates. The region served by Black Hills

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87.	Under Section 2(a)(29)(A) of the Act, an “integrated electric utility system” is defined to mean:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

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Power is not so large as to impair the advantages of efficient operation, localized management and effectiveness of regulation.

2.	Retention of Other Businesses

As noted above, Exhibit I-1 lists and describes the existing non-utility businesses conducted by Black Hills through its Subsidiaries. These non-utility businesses and interests will remain businesses and interests of Black Hills following registration and are all retainable under the Act. Corporate organizational charts showing all of Black Hills’ Subsidiaries, including all of its direct and indirect Non-Utility Subsidiaries, are filed as Exhibit E-3.

Section 11(b)(1) of the Act permits a registered holding company to retain “such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public-utility system.” The Commission historically has interpreted this provision to require an operating or “functional” relationship between the non-utility activity and the system’s utility business.88 The Commission traditionally permitted the retention of non-utility businesses if they evolved out of the system’s utility businesses, the overall investment was not significant and the investment had the potential to produce benefits for investors and/or consumers. The adoption of Rule 58 in 1997 expanded the types of permissible non-utility businesses retainable by registered holding companies to include an array of energy-related businesses, such as energy management services, the development of energy-related technologies, the marketing of energy commodities, the ownership and operation of QFs, and the

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88.         See e.g., Michigan Consolidated Gas Co., Holding Company Act Release No. 35-16763 (June 22, 1970), aff’d, 444 F.2d 913 (D.C. Cir. 1971); United Light and Railways Company, Holding Company Act Release No. 35-12317 (Jan. 22, 1954); CSW Credit, Inc., Holding Company Act Release No. 35-25995 (March 2, 1994); Jersey Central Power and Light Company, Holding Company Act Release No. 35-24348 (March 18, 1987).

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ownership and operation of fuel procurement, transportation and storage facilities.89 As set forth more fully in Exhibit I-1, the non-utility business interests that Black Hills will hold directly or indirectly all meet the Commission’s standards for retention.90

In the past, the Commission has approved the retention of non-utility businesses in a merger where one or both of the merging companies were either not subject to the Act or were exempt from registration at the time these businesses were originally acquired.91 Rule 58 provides in Section (a)(1)(ii) that investments in non-utility businesses that are exempt under Rule 58 cannot exceed 15% of the consolidated capitalization of the registered holding company. In WPL Holdings, Inc. and Exelon Corporation, the Commission excluded the non-utility businesses which the applicants sought to retain from the limitation upon investment in energy-related companies under Rule 58, noting that the restrictions of Section 11(b)(1) are applicable to registered holding companies and not to exempt holding companies.

Accordingly, Black Hills should not only be permitted to retain its existing energy-related businesses, its investments in these businesses made prior to the effective date of registration should not count against the 15% of capitalization limit under Rule 58.92 To the extent that Black Hills currently holds investments in companies owning Energy-Related Assets which

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89.         Exemption of Acquisition by Registered Public Utility Holding Companies of Securities of Non-Utility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Company Act Release No. 2661 (Feb. 14, 1997).

90.         These permissible non-utility businesses include investments in EWGs, energy-related companies, companies holding Energy-Related Assets, and businesses which are eligible to become ETCs. See Exhibit I-1.

91.       See, e.g., Exelon Corporation, Holding Company Act Release No. 35-27256; WPL Holdings, Inc., Holding Company Act Release No. 35-26856 (April 14, 1998).

92.          The Commission previously has excluded non-utility energy-related investments retained by merging companies from calculations of the 15% maximum investment allowed under Rule 58. See, e.g., CP&L Energy, Inc., Holding Company Act Release No. 35-27284 (Nov. 27, 2000); AGL Resources, Inc., Holding Company Act Release No. 35-27243 (Oct. 5, 2000); New Century Energies, Holding Company Act Release No. 35-27212 (Aug. 16, 2000).

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support the activities of energy-related companies engaged in the brokering and marketing of energy commodities and other permissible activities under Rule 58, Black Hills similarly requests that it be permitted to retain these investments as well.93

Item 4.	Regulatory Approvals

No state regulatory commission and no federal regulatory commission, other than this Commission, has jurisdiction over any of the transactions proposed herein.

Item 5.	Procedure

Black Hills hereby requests that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to the Application by August 2, 2004; such notice specifying September 3, 2004, as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. Black Hills hereby (1) waives a recommended decision by a hearing officer, (2) waives a recommended decision by any other responsible officer or the Commission, (3) consents to the Division of Investment Management’s assistance in the preparation of the Commission’s decision and (5) waives a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

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93.         Emera, Inc., Holding Company Act Release No. 35-27445 (Oct. 1, 2001); Exelon Corporation, Holding Company Act Release No. 35-27256 (Oct. 19, 2000); New Century Energies, Inc., Holding Company Act Release No. 35-27212 (Aug. 2000).

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Item 6.	Exhibits and Financial Statements
A.	Exhibits

Exhibit No.	Description of Document	Method of Filing
A-1	Articles of Incorporation of Black Hills Corporation	Incorporated by reference, File No. 333-52664
A-2	Amended and Restated Bylaws of Black Hills Corporation, dated as of December 10, 2001	Incorporated by reference, File No. No. 333-52664
B-2	Proposed Forms of Black Hills Services Company Services Agreement	Filed Herewith
C-1	Detail of Existing Financing Arrangements of Black Hills and Subsidiaries	Filed confidentially in paper format under Form SE
C-2	Energy-Related Asset Investment Strategy During Authorization Period	Filed confidentially in paper format under Form SE
E-1	Maps of Service Area and Transmission System of Black Hills Power, Inc.	Filed in paper format under Form SE
E-3	Organizational Chart of Black Hills Corporation and its Subsidiaries	Filed in paper format under Form SE
H-1	Annual Report of Black Hills Corporation on Form 10-K for the Year Ended December 31, 2003	Incorporated by reference, File No. 001-31303
H-3	Quarterly Report of Black Hills on Form 10-Q for the Quarter ended March 31, 2004	Incorporated by reference, File No. 001-31303
H-4	Quarterly Report of Black Hills on Form 10-Q for the Quarter ended June 30, 2004	Incorporated by reference, File No. 001-31303
H-5	Quarterly Report of Black Hills on Form 10-Q for the Quarter ended September 30, 2004	Incorporated by reference, File No. 001-31303
I-1	List and Description of Subsidiaries and Investments of Black Hills Corporation	Filed Herewith
I-2	Existing Financing Arrangements of Black Hills’ Subsidiaries	Filed Herewith
I-3	Existing Affiliate Arrangements	Filed Herewith
M-1	Proposed Form of Utility Money Pool Agreement	Filed Herewith
M-2	Proposed Form of Non-Utility Money Pool Agreement	Filed Herewith
N-1	Proposed Form of Notice	Filed Herewith

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B.	Financial Statements

Exhibit No.	Description of Document	Method of Filing
FS-1	Historical Consolidated Financial Statements of Black Hills

Incorporated by reference to Annual Reports on Form 10-K of Black Hills for the years ended 2003, 2002, and 2001, File No. 001-31303, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004. File No. 001-31303.

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Item 7.	Information as to Environmental Effects

Neither Black Hills’ proposed registration nor any other transaction for which authorization or approval is sought herein involves a “major federal action” or “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42. U.S.C. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amended and Restated Application to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK HILLS CORPORATION

Date: December 28, 2004	By:	____/S/___________________________________
		Name:	David R. Emery
		Title:	President and Chief Executive Officer

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